UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

IBM CREDIT LLC

(Exact name of registrant as specified in its charter)

Delaware	22-2351962
(State or Other Jurisdiction of Incorporation or Organization)	(IRS employer identification number)

Armonk, New York	10504
(Address of principal executive offices)	(Zip Code)

914-765-1900

(Registrant’s telephone number)

Copies of Correspondence to:

Todd Hutchen, Esq.	Stephen L. Burns, Esq.
Vice President, General Counsel	Cravath, Swaine & Moore LLP
and Secretary	Worldwide Plaza
IBM Credit LLC	825 Eighth Avenue
1 North Castle Drive	New York, New York 10019
Armonk, New York 10504-1785	(212) 474-1000
(914) 765-1900

Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Interests

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

REDUCED DISCLOSURE FORMAT

IBM Credit LLC (IBM Credit), an indirect, wholly owned subsidiary of International Business Machines Corporation, meets the requirements set forth in General Instruction I(1) of Form 10-K. In accordance with published guidance from the Securities and Exchange Commission’s Division of Corporation Finance, this Registration Statement on Form 10 omits certain disclosure items that correspond to the disclosure items that IBM Credit is permitted to omit from a Form 10-K pursuant to General Instruction I(2) of Form 10-K.

EXPLANATORY NOTE

IBM Credit LLC is filing this Registration Statement on Form 10 (this Registration Statement) under the Securities Exchange Act of 1934, as amended (the Exchange Act), on a voluntary basis in order to be able to file periodic and other reports with the Securities and Exchange Commission (the SEC), and to provide current public information to the investment community. The company has no current plans to offer for sale any of the limited liability company interests registered hereunder.

Upon the effectiveness of this Registration Statement, the company will become subject to the reporting and information requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require the company, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and the company will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise indicated or the context otherwise requires, all references to “IBM Credit” or the “company” in this Registration Statement include IBM Credit LLC and its combined affiliates.

Item 1. Business.

Overview

IBM Credit LLC, a Delaware limited liability company, is an indirect, wholly owned subsidiary of International Business Machines Corporation (IBM). All of the limited liability company interests in IBM Credit LLC are owned by IBM GF International Holdings LLC, a Delaware limited liability company (the Member), which is also an indirect, wholly owned subsidiary of IBM. IBM Credit is engaged in providing financing solutions for information technology (IT) hardware, software and services.

IBM Credit was originally established as a subsidiary of IBM to provide financing solutions and remanufacturing and remarketing operations, in each case primarily for IBM products sold in the United States. Today, the company maintains a global organizational structure aligned with its operating segments, Client Financing and Commercial Financing. Client Financing primarily provides financing to end-user clients, which consist primarily of large, medium-sized and small corporations and other businesses, for their purchase of IBM products and services and original equipment manufacturers’ (OEM) IT products and services, in each case in order to finance clients’ total solution requirements. Client Financing also provides loans to IBM to finance the acquisition of IT assets used in client services contracts. The company believes that the financing arrangements are predominantly for products and services that are critical to the end-user clients’ business operations. Commercial Financing provides working capital financing to suppliers, distributors and resellers of IBM and OEM IT products and services. For information regarding the company’s operations by segment, see Management Discussion and Analysis of Results of Operations and Financial Condition in “Segment Details” in Item 2 entitled “Financial Information” and note K, “Segment Information.”

IBM Credit has the benefit of both deep knowledge of the company’s and IBM’s client base and insight into the hardware, software and services traditionally financed. These factors allow the company to effectively manage two of the major risks associated with financing: credit and residual value. These risks and others are discussed more fully in Item 1A entitled “Risk Factors.” The company also maintains long-term relationships with its clients through various stages of the IT asset life cycle — including initial purchase, technology upgrades and end-of-lease asset disposition.

Organizational Structure

IBM Credit was incorporated in Delaware in 1981 as IBM Credit Corporation and was subsequently converted to a limited liability company and renamed IBM Credit LLC in 2003.

IBM Credit operates as part of IBM’s Global Financing (IGF) business segment. The IGF business segment encompasses two primary activities: IBM Credit’s financing business and IBM’s remanufacturing and remarketing business. The remanufacturing and remarketing business includes sales, marketing and inventory management of used IBM and OEM IT products, and is conducted by IBM subsidiaries that are not part of IBM Credit.

In 2016, IGF established new entities to separate certain assets and liabilities related to IBM Credit’s financing business from IBM in the majority of countries where IGF operates. In most countries in which IBM Credit’s financing business was operated as a division of the IBM legal entity, a subsidiary was formed that acquired the assets and liabilities related to the financing business from the existing IBM legal entity. The remanufacturing and remarketing business and related assets and liabilities remained in the existing IBM legal entity. In the few countries where the financing business was not considered material to IBM Credit on a combined basis, such operations remained in the existing IBM legal entity. These countries’ operating results are not reported as part of IBM Credit. In countries in which the financing business already operated in a separate legal entity and included the remanufacturing and remarketing business, such legal entity was transferred to IBM Credit. In connection with each such transfer, the legal entity divested its assets and liabilities related to the remanufacturing and remarketing business to IBM prior to its transfer to IBM Credit. In 2017, IBM Credit LLC directly or indirectly acquired all of the foreign legal entities that operate the financing business, as referenced above. This is intended to drive operational benefits by consolidating the financing business under IBM Credit.

The company divested its remanufacturing and remarketing business in the U.S. to IBM to leverage IBM’s experience in product manufacturing, distribution, sales and service of IT equipment. The company concluded that the divestiture of the U.S. remanufacturing and remarketing business represented a significant strategic shift in the company’s operations, which will have a material effect on its future financial results. As a result, the U.S. remanufacturing and remarketing business results are presented as discontinued operations for the historical periods included in the Combined Financial Statements. The foreign remanufacturing and remarketing business was divested by the foreign affiliates prior to the company acquiring the foreign affiliates, and is therefore not included in the company’s Combined Financial Statements. For additional information, see note L, “Discontinued Operations.”

Business Segments

The company’s two operating segments, Client Financing and Commercial Financing, are strategic business units that offer different financing solutions based upon the needs of the company’s clients. The segments represent components of the company for which separate financial information is available and utilized on a regular basis by the chief operating decision maker in determining how to allocate resources and evaluate performance.

Each segment’s business and the financing solutions that generate the segment’s revenue, results of operations and asset portfolio are discussed further in Management Discussion and Analysis in “Segment Details” in Item 2 entitled “Financial Information” and in note K, “Segment Information.”

Client Financing

The company provides leases and loan financing to end-user clients and acquires installment payment plans offered to end-user clients by IBM. End-user clients are primarily IBM clients who elect to finance their acquisition of IBM’s hardware, software, and services, as well as OEM IT hardware, software and services, to meet their total solution requirements. In addition, the company provides loans to IBM, primarily in support of IBM’s Technology Services & Cloud Platforms segment’s acquisition of IT assets, which it uses in external, revenue-producing services contracts.

Client Financing solutions are typically delivered as follows:

•                  Leases, Loans and Installment Payment Plans: Leases are primarily direct financing and operating leases for IBM’s hardware and select OEM IT hardware in areas in which IBM and the company have experience. Loans are primarily made to end-user clients to finance purchases of IBM and select OEM software and services, and are generally unsecured. These leases and loans are typically documented in contracts between IBM Credit and the end-user client.

In certain countries, the leases and loans are originated by IBM directly to the end-user client, and the company purchases the receivables and related equipment from IBM. In addition, IBM Credit supports IBM’s client offerings of installment payment plans for hardware, software and services to the end-user by purchasing receivables related to such payment plans from IBM. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

•                  IBM Total Solution Offerings that include Financing: For certain IBM offerings, IBM Credit’s financing contract is bundled with IBM’s product and service contract to create a combined periodic payment schedule for the entire offering (Total Solution Offering). For Total Solution Offerings, the financing and non-financing amounts are provided in a single, combined periodic invoice for the IBM end-user client, such that each amount due to IBM Credit for the financing payment is collected by IBM along with the amounts due to IBM for the non-financing items. In these cases, IBM acts as IBM Credit’s billing and collection agent and forwards the financing payments to IBM Credit.

For IBM Total Solution Offerings in certain countries, as well as for certain government contracts, IBM Credit is not a party to IBM’s contract with the end-user client. Instead, IBM directly provides the end-user client with the financing. IBM Credit acquires a participation interest from IBM that represents the financing portion of such payments and assumes the associated credit risk of IBM’s end-user client from IBM. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

•                  Other Financing to IBM: In certain countries, the company provides loans to IBM, primarily in support of IBM’s Technology Services & Cloud Platforms segment’s acquisition of IT assets which it uses in its external, revenue-producing services contracts. The loan portfolio balance is renewed and repriced periodically with a net settlement for advances on new equipment acquisitions or repayments of principal on prior acquisitions.

Client Financing solutions are typically marketed and sold by IBM Credit employees, primarily in cooperation with IBM and business partner sales teams during the product and services sales cycle. Client Financing solutions are generally offered at market rates that are competitive with what individual clients could obtain from other lenders. Client Financing solutions may also be offered at discounted rates, resulting from financing incentives provided by IBM, business partners or OEM IT providers through various financing incentive programs, allowing IBM Credit to realize a market yield. For additional information, see the “Financing Incentive Programs” section.

The company recovers the residual value of leased equipment by selling assets that have been returned from lease to IBM at cost, which approximates fair value. For additional information on the residual value of leased assets, see note A, “Significant Accounting Policies.” The company may also obtain guarantees from financial institutions of the future value of the equipment to be returned at the end of lease. Guarantees may be obtained for both IBM and OEM IT products.

Commercial Financing

IBM Credit provides working capital financing to suppliers (IBM and suppliers of OEM IT products and services), distributors (typically third parties that purchase IT products from suppliers and provide those products to resellers) and resellers. This financing may take the form of loans to distributors and resellers, which are generally unsecured obligations of the client, but may be collateralized by inventory or accounts receivable. This financing may also include factoring, in which IBM Credit purchases receivables from suppliers, distributors or resellers.

IBM Credit generally extends payment terms in the range of 30 to 90 days to distributors and resellers in respect of their inventory purchases, while providing early settlement to suppliers at the supplier’s election. Suppliers generally provide financing incentives to reduce their distributors’ or resellers’ cost of financing for this term. The extended payment terms and early settlement provide liquidity to these clients. Commercial Financing is also important to suppliers and distributors because it enables them to shed credit risk, which is assumed by IBM Credit. For certain creditworthy distributors or resellers, IBM Credit may, at its discretion, allow a further extension of the repayment period for an additional financing charge. In addition, IBM Credit purchases interests in certain of IBM’s trade accounts receivable at a discount and assumes the credit risk with IBM’s client.

Financial Regulation and Supervision

IBM Credit’s operations are subject to financial regulation within and outside the U.S., including licensing requirements and supervision. Although IBM Credit operates in all 50 states and in certain U.S. territories, the company is only required to be licensed for the type of financing it provides in a very limited number of states or territories. The company believes it is in material compliance with all licensing requirements in these states and territories. None of the company’s lender licenses are consumer finance licenses, as the company does not extend credit to consumers. In certain of these jurisdictions, as a result of being licensed as a non-bank lender, the company is or may be subject to compliance examinations, audits or information requests, including with respect to client complaints, by the relevant licensing agency. With respect to the type of commercial financing activities conducted by IBM Credit, state and local laws in the U.S. generally regulate debt collection practices and creditors’ rights, establish maximum interest rates and other charges and prohibit discrimination in the extension of credit and related activities.

In addition to state and local laws, IBM Credit is subject to certain federal financial laws and regulations, including, for example, the Equal Credit Opportunity Act which, among other things, prohibits discrimination in the extension of credit and related activities.

IBM Credit’s financing business outside the U.S. is generally conducted through subsidiaries and is subject to local financial laws and regulations, including in certain jurisdictions reporting requirements and the requirement to maintain an anti-money laundering program. A limited number of IBM Credit’s foreign subsidiaries are authorized or licensed as banks, credit institutions or nonbank lenders that are subject to heightened regulation, including, for example, capital requirements and prudential supervision by local authorities. The company’s regulated subsidiaries in these countries are subject to periodic examinations related to their financing business.

IBM Credit monitors its financing operations for compliance with applicable laws and regulations. The company believes it is in material compliance with all licensing requirements as are necessary to conduct its financing business both within and outside the United States and is in material compliance with all laws and regulations applicable to its financing operations.

Portfolio Risk Management

IBM Credit conducts a credit evaluation of its clients prior to extending financing. The credit evaluation takes into account current information about the client, such as published credit ratings, financial statements, news reports and current market implied credit analysis, as well as the current economic environment, outstanding obligations to the company and prior collection history. In some cases, commercial factors, including IBM’s relationship with a client, are also considered in making origination and other business decisions. Counterparty risks are managed at an overall IBM level and all subsidiaries, including IBM Credit, operate within those policies, principles and delegations. When appropriate, actions are taken to mitigate credit risk, such as requiring the inclusion of covenants from the client to protect against credit deterioration during the life of the obligation and obtaining credit enhancements, such as payment guarantees and letters of credit. The company performs additional credit evaluations of its clients on a regular basis. For additional information, see note E, “Financing Receivables, Receivables Purchased/Participated from IBM.”

IBM Credit employs a rigorous process to optimize portfolio risk and to obtain additional credit capacity in support of new business opportunities. IBM Credit engages in portfolio risk mitigation by entering into various non-recourse and limited recourse agreements with third parties consisting primarily of domestic and foreign financial institutions including banks, commercial and vendor finance companies, equipment lessors, credit insurers and other specialty finance companies. Third party arrangements may be funded or unfunded and include participations, sales and assignments, factoring, credit insurance, and other credit risk mitigation structures under discretionary or committed facilities. In limited instances, the company sells financing receivables and operating leases (and related assets) to third parties.

Financing Incentive Programs

IBM and OEM IT suppliers from time to time sponsor financing incentive programs that allow the company to offer waived or reduced rate financing for marketing program offerings and sales promotions. Pursuant to these programs, IBM or OEM IT suppliers offer a discount to IBM Credit that enables the company to realize a market yield on any financing contract entered into either directly or indirectly under these incentive programs. Market yield is based on the credit quality of the client and the length of the contract.

The volume of financing incentive programs sponsored by IBM and others, and the split of those programs between leases and loans, may vary over time depending upon the marketing strategies of the respective supplier.

Client Services

Once a financing arrangement is in place, the company provides its clients with timely direct settlement of financial obligations with such clients’ suppliers. The company provides account management and client service and support throughout the financing relationship. This includes reminders for payment, the processing of payments and handling of client billing questions. The company provides end-of-lease options, including purchase, extension or return of leased equipment.

Relationship with IBM

IBM Credit is a captive finance company and an indirect, wholly owned subsidiary of IBM. IBM Credit generally conducts its financing activities with IBM on an arm’s-length basis, subject in certain cases, particularly with respect to originations, to commercial factors, including IBM’s relationship with a client. The following is a description of certain material relationships between IBM and IBM Credit regarding support, borrowing, licensing, service and other arrangements. For additional information, see the Management Discussion and Analysis set forth in Item 2 entitled “Financial Information” and in note C, “Relationship with IBM and Related Party Transactions.”

IBM Support Agreement

IBM Credit and IBM are parties to a support agreement, which became effective on May 2, 2017 (the Support Agreement). Pursuant to the Support Agreement, IBM has agreed with IBM Credit that IBM will:

•                  retain, directly or indirectly, beneficial ownership of at least 51 percent of the equity voting interests in IBM Credit at all times;

•                  cause IBM Credit to, on the last day of each of IBM Credit’s fiscal years, have a consolidated tangible net worth of at least $50 million (with consolidated tangible net worth for purposes of this discussion of the Support Agreement understood to mean (a) the total assets of IBM Credit and its combined affiliates less (b) the intangible assets and total liabilities of IBM Credit and its combined affiliates); and

•                  cause the leverage ratio of IBM Credit to be no more than 11 to 1 for each of IBM Credit’s fiscal quarters (with leverage ratio for purposes of this discussion understood to mean, for any calendar quarter, IBM Credit’s debt-to-equity ratio as reported in, and calculated in the manner set forth in, IBM Credit’s periodic report covering such fiscal quarter).

In the event that IBM Credit’s leverage ratio as of the end of any fiscal quarter is higher than 11 to 1, then, upon demand by IBM Credit, IBM has agreed to make or cause to be made a capital contribution to IBM Credit in an amount sufficient to cause the leverage ratio to not exceed 11 to 1.

The Support Agreement is not a guarantee by IBM of any indebtedness, other obligation, or liability of any kind of IBM Credit.

IBM or IBM Credit may each terminate the Support Agreement upon giving the other party 30 days prior written notice, with a copy of such notice to each rating agency that is then rating any outstanding debt (with “debt” for purposes of this discussion defined as IBM Credit’s indebtedness for borrowed money that either (i) is rated by one or more rating agencies or (ii) is designated by the board of managers of IBM Credit as constituting “debt” for purposes of the Support Agreement). The Support Agreement may be modified or amended only by the written agreement of IBM and IBM Credit and upon 30 days prior written notice to each rating agency rating any outstanding debt. However, such termination, modification or amendment will not be effective with respect to any debt outstanding at the time of such termination, modification or amendment unless (a) such termination, modification or amendment is permitted under the documentation governing such debt, (b) all affected holders of such debt (or, in the case of debt incurred pursuant to documentation that permits the Support Agreement to be terminated, modified, or amended with the consent of less than all of the holders of such debt, the requisite holders of such debt) otherwise consent in writing or (c) with respect to debt that is rated by one or more rating agencies at the request of IBM or IBM Credit, each such rating agency confirms in writing that the rating assigned to such debt by such rating agency will not be withdrawn or reduced because of the proposed action.

Under the terms of the Support Agreement, the Support Agreement is not enforceable against IBM by anyone other than (a) IBM Credit or (b) if any case is commenced under the United States Bankruptcy Code (11 U.S.C. §§ 101 et seq.), or any successor statutory provisions (the Bankruptcy Code), in respect of IBM Credit, the debtor in possession or trustee appointed by the court having jurisdiction over such proceeding. In the event of (1) a breach by IBM in performing a provision of the Support Agreement and (2) the commencement of such a case under the Bankruptcy Code with respect to IBM Credit while any debt is outstanding, the remedies of a holder of debt shall include the right, if no proceeding on behalf of IBM Credit has already been commenced in such case, to file a petition in respect of IBM Credit thereunder with a view to the debtor in possession, or the trustee appointed by the court having jurisdiction over such proceeding, pursuing IBM Credit’s rights under the Support Agreement.

The Support Agreement is governed by and construed in accordance with the laws of the State of New York.

Borrowing Relationship

The company has a credit facility with IBM that allows the company to obtain short-term and long-term funding. These loans are included in the Combined Statement of Financial Position as debt payable to IBM. For additional information, see note G, “Borrowings.”

Services and Other Arrangements

The company sources a number of services from IBM, including functional support for collection administration, treasury, accounting, legal, tax, human resources, marketing and IT. The company also has the right to use certain IBM intangibles in its business. Where practical, allocations of the expenses incurred by IBM in the provision of these functional support services are based upon direct usage. For the remainder, where possible, expenses are allocated on measurable non-financial drivers, such as number of employees. When a clear and measurable non-financial driver cannot be established, these expenses are allocated based on a measurable financial driver, such as net margin. Management believes that these allocation methods are reasonable. In addition, the company conducts its global operations primarily from IBM leased or IBM owned facilities for which IBM charges the company for occupancy expenses based on square footage space usage with no fixed term commitment. For additional information regarding the historical allocation of expenses by IBM to the company, see note C, “Relationship with IBM and Related Party Transactions.”

The company participates in the various IBM stock-based compensation plans, including awards of Restricted Stock Units and Performance Share Units. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

The company participates in certain multiemployer retirement-related plans that are sponsored by IBM. Charges from IBM to the company in relation to these multiemployer plans (including non-pension, post-retirement benefits) are limited to service costs. The company is charged by IBM using an allocation method based on the number of employees. Contributions and any other type of costs for these multiemployer plans are the responsibility of IBM. In certain countries, the retirement-related plan obligation is owned by the company and is generally calculated using actuarial valuations. These plans are accounted for as multiple-employer plans. Under these plans, IBM manages the assets and allocates them to the company based on the company’s obligation. For additional information, see note J, “Retirement-Related Benefits.”

Expenses related to the services discussed above are included in Selling, General and Administrative (SG&A) expense in the Combined Statement of Earnings. It is not practical to estimate the actual costs that would have been incurred had IBM Credit been a separate company during the periods presented. These costs may not be indicative of the expenses that IBM Credit will incur in the future or would have incurred if the company had obtained these services from a third party.

The company also invests a portion of its excess cash in short-term interest bearing accounts with IBM, which can be withdrawn upon demand. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

Tax Sharing Agreement

The company’s U.S. federal and certain state and foreign operations are included in various IBM consolidated tax returns; and in such cases, IBM makes payments to tax authorities on the company’s behalf. IBM and the company maintain a Tax Sharing Agreement for any operations included in an IBM consolidated tax return pursuant to which IBM charges the company for any taxes owed and reimburses the company for tax attributes generated, determined on a separate return basis.

Competition

The company operates in a highly competitive environment, where financing for users of IBM hardware, software and services and OEM IT products and services are available through a variety of sources. The company’s strong relationship with IBM provides the company with access to capital and the ability to manage increased exposures, each of which generates a competitive advantage. The key competitive factors in Client Financing and Commercial Financing include interest rates charged, IT product experience, client service, contract flexibility, ease of doing business, global capabilities and residual values. In providing financing solutions to clients, the company competes with three types of companies: other captive financing entities of IT companies, non-captive financing entities and banks and financial institutions.

Geographic Results

The company reports revenue on a geographic basis within the Management Discussion and Analysis in Item 2 entitled “Financial Information.” The geographies include the Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific. The company also provides information regarding total revenue and earning assets in the U.S. and foreign countries in note K, “Segment Information.”

Employees

At December 31, 2016, IBM Credit and its combined affiliates employed approximately 2,400 people globally.

Item 1A. Risk Factors

The Company’s Financial Condition is in Large Part Dependent upon IBM: A significant portion of IBM Credit’s financing business consists of financing associated with the sale of IBM’s products and solutions. Financing originations, which determine the company’s financing asset base, are impacted by IBM’s product and services sales volumes and IBM Credit’s participation rates in those sales. Participation rates reflect the propensity of IBM’s clients to finance their transactions through IBM Credit in lieu of paying IBM up-front cash or financing through a third party. As discussed above under “Financing Incentive Programs,” IBM Credit participates in certain marketing programs in conjunction with IBM that allow the company to offer financing to end-user clients, which provides IBM Credit with a competitive advantage in financing

IBM’s offerings. Any change in these marketing programs or reduction in the company’s ability to offer competitively priced financing to IBM end-user clients could reduce the company’s participation rates in IBM’s product and service offerings, which could have a material adverse effect on the business, financial condition, results of operations and cash flows of the company. IBM also provides IBM Credit with other types of operational and administrative support, which are integral to the conduct of the company’s business. For additional information, see note C, “Relationship with IBM and Related Party Transactions.” Any changes in the levels of support from IBM could also negatively impact the company’s results. Further, if there were significant changes in IBM’s liquidity or capital position, the quality of IBM’s offerings, transfers of ownership of IBM’s products or solutions, or other factors, impacting IBM or its products, such changes could significantly affect IBM Credit’s financial condition and results of operations. In addition, IBM has one of the strongest brand names in the world, and its brand and overall reputation could be negatively impacted by many factors, including if IBM does not continue to be recognized for its industry-leading technology and solutions. If negative perceptions tarnish IBM’s or IBM Credit’s brand image and reputation, IBM Credit’s ability to attract and retain clients could be impacted. The success of IBM’s business and operations and demand for IBM products and solutions are subject to a number of risks, including, among others:

•                  IBM’s ability to reach its growth and productivity objectives under its business transformation and global integration initiatives;

•                  IBM’s ability to continue its cutting-edge innovation and ability to commercialize such innovations;

•                  Risks from IBM’s investments in strategic growth imperatives to drive revenue growth and market share;

•                  IBM’s relationship with its critical suppliers;

•                  Quality issues with IBM products;

•                  IBM’s reliance on third party distribution channels and ecosystems; and

•                  Risks from IBM’s acquisitions, alliances and dispositions, including integration challenges.

Additionally, the company’s credit ratings depend, in part, on the existence of the Support Agreement with IBM. If this arrangement, or replacement arrangements, if any, are modified, or if a credit rating of IBM is lowered, the company’s credit ratings could be negatively impacted, potentially leading to higher borrowing costs and negatively impacting the company’s ability to offer competitively priced financing to its clients, which could have a material adverse effect on the business, financial condition, results of operations and cash flows of the company.

Downturn in Economic Environment Could Impact the Company’s Business: If there is a downturn in the economic environment, generally or specific to certain industries in which IBM Credit’s clients operate, clients may be unable to meet their debt obligations and they may not enter into new financing arrangements, which could negatively impact the company’s financial results.

Technology Sector Innovation Initiatives Could Impact Client’s Propensity to Enter into Financing Arrangements: As IBM and other suppliers of technology transform their offerings and enter new market segments, some new offerings and delivery models may be less conducive to traditional financing than the historical offerings. While the company makes efforts to adapt IBM Credit’s financing business and offerings to these changes, the company may not be successful and this could have negative impacts on the company’s financial results and long-term success.

The Company’s Reliance on Partner Relationships Could Impact its Business: The company offers its solutions directly and through a variety of business partners, including suppliers, distributors and resellers of IT hardware, software and services. Changes in the business condition, financial or otherwise, of these parties could negatively impact the company and affect its ability to bring its solutions to market. If the company moves into new areas, partners may be unable to keep up with changes in IBM Credit’s offerings, and the company may be unable to recruit and enable appropriate partners. In addition, the failure of partners to comply with all applicable laws and regulations may prevent the company from working with them, which could negatively impact the company and affect its ability to bring solutions to market.

The Company’s Financial Performance Could be Impacted by its Ability to Collect Receivables in a Timely Manner and Result in Sustaining Potential Unexpected Credit Losses: Changes in the concentration of credit and the credit risk of IBM Credit’s clients can be impacted by global, country, industry and client specific economic conditions, which in turn may impact the clients’ working capital and their ability to make scheduled payments on the company’s financing receivables. In addition, client allegations and disputes regarding product quality, service delivery concerns, amounts due to the company under Total Solution Offerings or other circumstances unique to the clients, may cause them to delay scheduled payments when due. IBM Credit’s ability to collect receivables and generate sufficient cash to meet its business obligations, including servicing its debt, can have a significant impact on the company’s business operations.

Additionally, the company’s client base includes a variety of enterprises, from small and medium businesses to the world’s largest organizations and governmental entities. The company performs ongoing credit evaluations of its clients’ financial conditions. These credit evaluations rely in part on third party information, including information provided by the company’s clients, and may not successfully detect and prevent fraud or misconduct by the company’s end-user clients or other third parties. Any such fraud or misconduct could have a significant impact on the company’s ability to collect receivables. If the company becomes aware of information related to the creditworthiness of a client, or, if actual default rates on receivables in the future differ from those currently anticipated, the company may have to adjust its allowance for credit losses, which could affect the company’s financial position and results of operations.

Changes to Residual Value Could Adversely Affect the Profitability of the Company’s Lease Transactions: The recorded residual values of lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The estimated residual value of leased equipment is based on a number of factors, including, historical market sales prices, past remarketing experience, any known significant market or product trends and IBM’s remarketing plans. If residual values significantly decline or if residual values are incorrectly estimated, in each case due to economic factors, product quality issues, market or client behavior changes, fraud or misconduct by end-user clients or other third parties, unforeseen technology innovations or any other circumstances, it may lower financing margin and income or result in losses because the company has agreed to sell all equipment returned from lease to IBM at cost, which approximates fair value.

The Company’s Financial Performance Could be Impacted by Exposure to Currency and Financing Risks and Changes in Market Liquidity Conditions: The company derives a significant percentage of its revenues and costs from its operations in local currency environments, which are affected by changes in the relative values of the U.S. dollar and foreign currencies. Further, inherent in the company’s business are risks related to the interest rate and currency fluctuations on the associated debt and liabilities. Changes in interest rates or changes in the global economy (including currency fluctuations) could have a negative impact on both revenue and net margin. Although the company seeks to substantially match fund the term, currency and interest rate variability of its debt against its underlying financing assets, risks may arise from a mismatch between assets and the related liabilities used for funding. The company employs several strategies to manage these risks, including the use of derivative financial instruments. However, there can be no assurance that the company’s efforts to manage its currency and financing risks will be successful. The company’s financial performance is exposed to a wide variety of industry sector dynamics worldwide that could impact IBM Credit’s ability to generate sufficient cash to service its debt. The company’s earnings and cash flows, as well as its access to funding, could be negatively impacted by changes in market liquidity conditions. For more information about the company’s liquidity position, see the Management Discussion and Analysis in Item 2 entitled “Financial Information.”

IBM Credit’s ability to make payments on, or to refinance, its indebtedness and to fund the company’s operations depends on its ability to generate cash and its ability to access the capital markets. These factors, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory, capital market and other conditions that are beyond the company’s control. The availability and cost of financing is also influenced by the company’s credit ratings, which depend in part on the existence of the Support Agreement with IBM. If IBM Credit is unable to generate sufficient cash flows in the future to service its debt, the company may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any refinancing will be available or that additional financing could be obtained on acceptable terms. In the absence of other funding alternatives, a protracted period where the company could not access the capital markets would likely lead to a slowdown in originations. The inability to service or refinance the company’s existing debt, which has a dependency on IBM, or to obtain additional financing could have a material adverse effect on the financial position, liquidity, and results of operations of the company.

Certain of the Company’s Operations Are Subject to Financial Regulation, Supervision and Licensing under Various Laws and Regulations: The company is required to comply with a range of financial laws and regulations within and outside the U.S., which may be costly to adhere to and may affect both the results of its operations and its ability to service its earning assets. Compliance with these laws and regulations requires that the company maintain certain licenses and be subject to examinations or audits by supervisory authorities in certain jurisdictions in which it operates. Failure to comply with such laws and regulations in any particular jurisdiction could result in significant civil penalties and other sanctions, such as a revocation of the company’s license to do business in that jurisdiction. In the event the company were to become subject to any such sanctions, its business in the affected jurisdiction could be adversely affected, which in turn could have a material adverse effect on IBM Credit’s business prospects, results of operations or financial condition.

Due to the Company’s Global Presence, its Business and Operations Could be Impacted by Local Legal, Economic, Political and Health Conditions: The company is a global business, so changes in the laws or policies of the countries in which the company operates, or inadequate enforcement of laws or policies, could affect the company’s business and overall results of operations. Substantial revisions that U.S. and foreign governments are undertaking or considering in areas such as the regulation and supervision of financial institutions, including financing and leasing companies, may have an effect on the company’s structure, operations, sales, liquidity, capital requirements, effective tax rate and performance. The company’s results of operations could also be affected by economic and political changes around the world and by macroeconomic changes, including recessions, inflation, currency fluctuations between the U.S. dollar and foreign currencies and adverse changes in trade relationships between countries. Further, as the company expands its client base and the scope of its offerings, both within the U.S. and globally, the company may be impacted by additional regulatory or other risks. In addition, any widespread outbreak of an illness, pandemic or other local or global health issue or uncertain political climates, international hostilities, natural disasters, or any terrorist activities, could negatively affect client demand and the company’s operations.

Cybersecurity and Privacy Considerations Could Impact the Company’s Business: The systems utilized by the company involve the storage, processing and transmission of sensitive data, including proprietary or confidential data, regulated data, and personal information of employees, clients and others. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. The global regulatory environment with regard to cybersecurity, privacy and data protection issues, including the General Data Protection Regulation coming into force in the European Union in May 2018, is increasingly challenging and may have impacts on the company’s business, including increased costs and expanded compliance obligations.

Computer hackers and others routinely attempt to breach the security of technology systems, and to fraudulently induce employees, clients or others to disclose information or unwittingly provide access to systems or data. The risk of such attacks to the company includes attempted breaches not only of its own systems, but also those of its clients, contractors, business partners, vendors and other third parties. Successful breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, client, or other third party data or systems; theft of sensitive, regulated, or confidential data including personal information and intellectual property; the loss of access to critical data or systems through ransomware or other attacks; and business delays, service or system disruptions or denial of service. In the event of such actions, the company, its clients, or other third parties could be exposed to potential liability, litigation, and regulatory or other government action, as well as the loss of existing or potential clients, damage to brand and reputation, and other financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant. IBM Credit has the ability to leverage IBM’s leading security technologies and solutions, as well as regulatory compliance practices, but as the cybersecurity and corresponding regulatory landscape evolves, the company could incur additional cost, or may also find it necessary to make investments in the future to protect data and infrastructure. Cybersecurity risk to the company and its clients will also depend on factors, such as actions, practices and investments of clients, contractors, business partners, vendors and other third parties.

The Company is Subject to Legal Proceedings and Investigatory Risks: As a global company with business operations, employees and clients in many countries, the company is or may be involved, either as a plaintiff or defendant or other party, in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise from time to time in the ordinary course of its business. The company believes that it has adopted appropriate risk management and compliance programs. Legal and compliance risks, however, will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, may arise from time to time. Additional information on legal matters is included in note H, “Contingencies and Commitments.”

Tax Matters could impact the Company’s Results of Operations and Financial Condition: The company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. The company’s provision for income taxes and cash tax liability in the future could be negatively affected by numerous factors including, but not limited to, income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws, regulations, accounting principles or interpretations thereof, which could negatively impact the company’s results of operations and financial condition in future periods. The Organization for Economic Cooperation and Development (OECD) is issuing guidelines that are different, in some respects, than long-standing international tax principles. As countries unilaterally amend their tax laws to adopt certain parts of the OECD guidelines, this may increase tax uncertainty and may negatively impact the company’s income taxes. Local country, state, provincial or municipal taxation may also be subject to review and potential override by regional, federal, national or similar forms of government.

The company’s U.S. federal and certain state and foreign operations are included in various IBM consolidated tax returns and therefore are not directly subject to corporate income taxes but instead settle their tax liabilities with IBM. Any subsequent tax assessments or benefits resulting from tax examinations are the responsibility of IBM. For separate income tax return filings for jurisdictions that are not included in IBM’s tax return, the company is subject to the continuous examination of such income tax returns by tax authorities in those jurisdictions. The company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on the company’s provision for income taxes and cash tax liability.

The Company Could be Impacted by its Business with Government Clients: The company’s clients include numerous governmental entities and clients whose primary customers are government-owned entities. Some of the company’s agreements with these clients may be subject to periodic funding approval. Funding reductions or delays could negatively impact public sector demand for IBM’s products and services, and therefore, demand for the company’s financing offerings could be negatively impacted. Also, some agreements may contain provisions allowing the client to terminate without cause or may provide for higher liability limits for certain losses. In addition, the company could be suspended or debarred as a governmental contractor and could incur civil and criminal fines and penalties, which could negatively impact the company’s results of operations and financial results.

The Company’s Use of Accounting Estimates Involves Judgment and Could Impact the Company’s Financial Results: The application of generally accepted accounting principles requires the company to make estimates and assumptions about certain items and future events that directly affect the company’s reported financial condition. In addition, adopting new accounting standards can also pose challenges to the company. The company’s most critical accounting estimates including the methods used by management to estimate the amount of uncollectible receivables are described in note A, “Significant Accounting Policies.” In addition, as discussed in note H, “Contingencies and Commitments,” the company makes certain estimates including decisions related to legal proceedings and reserves. These estimates and assumptions involve the use of judgment. As a result, actual financial results may differ.

Ineffective Internal Controls Could Impact the Company’s Business and Operating Results: The company’s internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of the financial statements. If the company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the company experiences difficulties in its implementation, the company’s business and operating results could be harmed and the company could fail to meet its financial reporting obligations.

Item 2. Financial Information.

Overview of Management Discussion and Analysis of Results of Operations and Financial Condition

The “Management Discussion and Analysis of Results of Operations and Financial Condition” (Management Discussion and Analysis) is designed to provide readers with an overview of the business and a narrative on the company’s financial results and certain factors that may affect its future prospects from the perspective of the company’s management. The Management Discussion and Analysis presents an overview of the key performance drivers in 2016, 2015 and 2014.

The Management Discussion and Analysis contains the results of operations for each reportable segment of the business and a discussion of the company’s financial position and cash flows. The summary of key financial information presented within the Management Discussion and Analysis should be read in conjunction with the Combined Financial Statements, and with Item 1A entitled “Risk Factors” and “Forward-Looking and Cautionary Statements” included below. Other key sections within the Management Discussion and Analysis include: “Looking Forward” and “Liquidity and Capital Resources.”

On December 31, 2016, the company divested the assets and liabilities of its U.S. remanufacturing and remarketing business to IBM. The operating results of this business are reported as discontinued operations in the Combined Financial Statements for all periods presented. For additional information, see note L, “Discontinued Operations.”

Within the Management Discussion and Analysis, certain columns and rows and other figures may not add due to the use of rounded numbers for disclosure purposes. Percentages reported are calculated from the underlying whole-dollar numbers.

Forward-looking and Cautionary Statements

Certain statements contained in this Registration Statement may constitute forward-looking statements. Forward-looking statements are based on the company’s current assumptions regarding future business and financial performance. These statements, by their nature, address matters that are uncertain to different degrees. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “estimates,” “intends,” “plans,” “projects” and similar expressions, may identify such forward-looking statements. Any forward-looking statement in this Registration Statement speaks only as of the date on which it is made. The company assumes no obligation to update or revise any forward-looking statements. Readers should carefully review the cautionary statements set forth under Item 1A entitled “Risk Factors” as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and from historical trends. Those cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this Registration Statement.

General

IBM Credit earns revenue from the financing activities of its two operating segments, Client Financing and Commercial Financing.

The Client Financing segment generates revenue by providing financing to end-user clients and IBM, as well as purchasing installment payment plans, leases, loans and participated receivables from IBM.

Lease and loan contracts between IBM Credit and end-user clients are included in the Combined Statement of Financial Position as net financing receivables or equipment under operating lease, and the revenue is included as financing revenue or operating lease revenue in the Combined Statement of Earnings.

In certain countries, IBM originates leases, loans and installment payment plans with its end-user clients and IBM Credit acquires the related receivables (and related assets for leases) at a discounted purchase price under certain financing incentive programs. IBM Credit accounts for the acquisition of these receivables as a purchase of receivables in accordance with accounting guidance. These receivables are included within net financing receivables in the Combined Statement of Financial Position. Income is recognized by the company over the term of the financing, and the income is recorded as financing revenue in the Combined Statement of Earnings.

For IBM Total Solution Offerings in certain countries, as well as for certain government contracts, IBM Credit is not a party to IBM’s contract with the end-user client. Instead, IBM directly provides the end-user client with the lease, loan or installment payment plan. Beginning in 2016, IBM Credit acquired a participation interest in IBM receivables that represents the financing portion of such transactions and assumes the associated credit risk of the IBM end-user client from IBM. These participation interests are included in the Combined Statement of Financial Position as receivables purchased/participated from IBM and the financing income earned from these receivables is included in financing revenue in the Combined Statement of Earnings. Prior to 2016, these receivables were part of the financing receivables in the Combined Statements of Financial Position.

In certain countries, the company provides loans to IBM, primarily in support of its Technology Services & Cloud Platforms segment’s acquisition of IT assets used in external, revenue-producing client services contracts. This financing is included in the Combined Statement of Financial Position as financing receivables from IBM. The financing income earned from these receivables is included in financing revenue in the Combined Statement of Earnings.

Starting in 2016, with the formation of the new financing subsidiaries, the company has agreed to sell equipment returned from lease to IBM at cost, which approximates fair value. In addition, IBM may migrate a client to new technology through an early lease termination. Upon early termination of the lease, IBM will purchase the returned equipment from the company at a pre-negotiated price, which is a function of the discounted value of the scheduled future lease payments and the residual value. Net gains on these transactions are recorded within the Client Financing Segment as other (income) and expense in the Combined Statement of Earnings.

The Commercial Financing segment provides working capital financing to suppliers, distributors and resellers of IT products and services where the company generally extends payment terms in the range of 30 to 90 days. A portion of the interest cost may include financing incentives from IBM or providers of OEM IT products and services to cover an interest-free period. Financing may take the form of loans to distributors and resellers, which are generally unsecured obligations of the clients, but may be collateralized by inventory or accounts receivable. Commercial Financing also includes factoring, in which IBM Credit purchases the receivable from suppliers, distributors or resellers. These financing transactions are included in the Combined Statement of Financial Position as net financing receivables and the financing income is included in financing revenue in the Combined Statement of Earnings. Income earned from financing incentives related to Commercial Financing is included in financing revenue and is recognized over the term of the financing.

The company also purchases interests in certain of IBM’s trade accounts receivable at a discount and assumes the credit risk with IBM’s clients. These transactions are included in receivables purchased/participated from IBM in the Combined Statement of Financial Position and the financing income is included in financing revenue in the Combined Statement of Earnings. The discount is recognized as financing revenue over the term of the financing.

The segments include an allocation of interest expense and SG&A expense by the company to each of its operating segments. Interest expense is allocated based on average assets in each segment. SG&A expense is allocated based on a measurable financial driver, such as net margin.

Key drivers of the company’s financial results are the overall health of the economy, its impact on corporate IT budgets, interest rates and originations. Financing originations, which determine the asset base of the annuity-like business, are also dependent upon the demand for IT products and services as well as client participation rates. Participation rates reflect the propensity of clients to finance their transaction through the company in lieu of paying the supplier up-front with cash or financing through a third party. The economy can also impact the credit quality of the company’s receivables portfolio and therefore the level of provision for credit losses. Interest rates and the overall economy (including currency fluctuations) can affect both revenue and net margin. Interest rates directly impact the company by increasing or decreasing financing revenue and associated borrowing costs.

Management Discussion and Analysis of Results of Operations and Financial Condition

Financial Results Summary

				Yr.-to-Yr. Percent/
(Dollars in millions)				Margin Change
For the year ended December 31:	2016	2015	2014	2016-15		2015-14
Revenue	$1,840	$2,074	$2,394	(11.2)%		(13.4)%
Net margin	$1,170	$1,229	$1,391	(4.9)%		(11.6)%
Net margin percentage	63.6%	59.3%	58.1%	4.3	pts.	1.2	pts.
Total expense and other (income)	$450	$446	$616	0.9%		(27.6)%
Income from continuing operations before income taxes	$719	$783	$775	(8.1)%		1.0%
Provision for income taxes	$222	$311	$268	(28.7)%		15.9%
Income from continuing operations	$498	$472	$507	5.4%		(6.8)%
Income from continuing operations margin	27.0%	22.8%	21.2%	4.3	pts.	1.6	pts.
Income from discontinued operations, net of tax	$131	$255	$206	(48.6)%		24.0%
Net income	$629	$727	$713	(13.6)%		2.1%

			Yr.-to-Yr.
(Dollars in millions)			Percent
At December 31:	2016	2015	Change
Total Assets	$35,279	$35,691	(1.2)%
Total Liabilities	$31,577	$31,958	(1.2)%
Total Member’s Interest	$3,703	$3,733	(0.8)%

At December 31:	2016	2015
Debt-to-Equity Ratio *	7.3x	7.3x

* The debt-to-equity ratio is calculated by dividing the total amount of debt outstanding by the total amount of member’s interest in the company at the end of the reporting period presented.

Return on Equity

(Dollars in millions)
At December 31:	2016	2015
After tax income from continuing operations (1)	$498	$472
Average equity * (2)	$3,639	$3,704
Return on equity (1)/(2)	13.7%	12.7%

* Average of the ending balance of member’s interest for the last five quarters on a continuing operations basis.

In 2016, the company delivered revenue of $1,840 million, income from continuing operations of $498 million and income from discontinued operations, net of tax, of $131 million, resulting in net income of $629 million. In 2015, the company had revenue of $2,074 million, income from continuing operations of $472 million and income from discontinued operations, net of tax, of $255 million, resulting in net income of $727 million. In 2016 and 2015, return on equity was 13.7 percent and 12.7 percent, respectively.

Total revenue decreased $233 million, or 11.2 percent, in 2016 as compared to 2015, primarily driven by a decrease in financing revenue of $142 million, or 9.5 percent, and a decrease in operating lease revenue of $91 million, or 15.8 percent. The decrease in financing revenue was primarily due to a decline in average assets and a decline in yields from these investments. For any category of assets, average assets are calculated as the sum of the balance of such assets at the beginning of the period plus the balance of such assets at the end of the period divided by two. Yields from any category of assets are the company’s rate of return on such assets and are calculated by dividing income from such assets by average assets during the period. The decrease in operating lease revenue was mainly due to a decline in originations during 2016. Total revenue declined $321 million or 13.4 percent in 2015 as compared to 2014, primarily driven by a decrease in financing revenue of $189 million, or 11.2 percent, and a decrease in operating lease revenue of $131 million, or 18.6 percent. The decrease in financing revenue was primarily due to a decline in the average assets across the lease and loan portfolio and a decline in yields on loans. The decrease in operating lease revenue was primarily due to a decline in originations during 2015.

From a segment perspective, Client Financing revenue of $1,455 million in 2016 and $1,714 million in 2015 declined 15.1 percent and 13.1 percent, respectively, as compared to the prior years. The decline in both periods was driven by a decrease in average assets, as well as a decline in yields for both capital leases and loans. Commercial Financing revenue of $385 million in 2016 increased 7.3 percent as compared to 2015, and revenue of $359 million in 2015 declined 14.8 percent as compared to 2014. The increase in revenue in 2016 was driven by an increase in average assets, partially offset by a decline in yields. The decrease in revenue in 2015 was driven primarily by a decrease in average assets.

From a geographic perspective, revenue declined in 2016 in the Americas and EMEA, partially offset by growth in Asia Pacific. Americas revenue of $1,010 million in 2016 declined 17.6 percent as compared to 2015, primarily due to a decline in revenue from operating leases in the U.S. and yields in Brazil. EMEA revenue of $488 million in 2016 declined 4.5 percent as compared to 2015. Asia Pacific revenue of $343 million grew 1.7 percent in 2016 as compared to 2015. In 2015, revenue declined across all three geographies. Americas revenue of $1,226 million declined 9.0 percent as compared to

2014. EMEA revenue of $510 million declined 18.2 percent in 2015 as compared to 2014. Asia Pacific revenue of $337 million declined 20.4 percent in 2015 as compared to 2014.

Net margin, which is calculated as revenue minus financing costs and depreciation of equipment under operating lease, in 2016 and 2015 was $1,170 million and $1,229 million, respectively. In 2016, net margin decreased $60 million or 4.9 percent, as compared to 2015. In 2015, net margin decreased $162 million, or 11.6 percent, as compared to 2014. The decline in both 2016 and 2015 was driven by the decreases in revenue noted above, partially offset by a decrease in financing cost and depreciation expense. The decrease in financing cost in 2016 was primarily due to declining interest rates partially offset by an increase in average borrowings as compared to 2015. The decrease in financing cost in 2015 was primarily due to a decline in average borrowings as compared to 2014 partially offset by an increase in interest rates during the year. Depreciation expense decreased $71 million or 18.9 percent in 2016 as compared to 2015, and decreased $110 million, or 22.6 percent, in 2015 as compared to 2014. The decreases in depreciation expense in 2016 and 2015 were due to declines in the average net investment in operating leases in both years as compared to the prior years. Net margin percentage of 63.6 percent in 2016 and 59.3 percent in 2015 increased by 4.3 points and 1.2 points, respectively, compared to the prior years.

Total expense and other (income) was $450 million, $446 million and $616 million in 2016, 2015 and 2014, respectively. Total expense and other (income) increased $4 million, or 0.9 percent, in 2016 as compared to 2015, primarily due to an increase in SG&A, partially offset by a decrease in provisions for credit losses. Total expense and other (income) decreased $170 million, or 27.6 percent, in 2015 as compared to 2014, primarily due to a decrease in provisions for credit losses and SG&A.

Pre-tax income from continuing operations of $719 million in 2016 and $783 million in 2015 decreased by 8.1 percent in 2016, but increased 1.0 percent in 2015 as compared to 2014. The decrease in pre-tax income in 2016 was primarily driven by the decline in revenue, partially offset by a decrease in financing cost and depreciation expense. In 2015, the increase in pre-tax income from continuing operations was driven by a decrease in total expense and other (income) of $170 million, partially offset by the decline in net margin of $162 million noted above. Pre-tax income from continuing operations margin percentage of 39.1 percent in 2016 and 37.8 percent in 2015 increased on a year to year basis by 1.3 points and 5.4 points, respectively.

Income from continuing operations increased $25 million, or 5.4 percent, in 2016 as compared to 2015, but decreased $35 million, or 6.8 percent, in 2015 as compared to 2014. Income from continuing operations margin of 27.0 percent in 2016 and 22.8 percent in 2015 increased by 4.3 points and 1.6 points, respectively, on a year to year basis. The continuing operations effective tax rate was 30.8 percent in 2016 and 39.7 percent in 2015.

Net income decreased by $99 million in 2016 but increased $15 million in 2015 on a year to year basis. Net income includes a net profit from discontinued operations of $131 million in 2016 and $255 million in 2015 related to the company’s divestiture of its U.S. remanufacturing and remarketing business to IBM in 2016. The decrease in net income in 2016 was primarily due to a decline in net profit from discontinued operations of $124 million in 2016 as compared to 2015. The increase in net income in 2015 was primarily due to an increase in net profit from discontinued operations of $49 million, partially offset by a decrease in income from continuing operations of $35 million, compared to 2014. For additional information, see note L, “Discontinued Operations.”

In 2016, return on equity increased by 0.9 points primarily driven by a lower average equity balance year to year and an increase in net income from continuing operations. In 2015, return on equity decreased 0.9 points primarily driven by lower net income from continuing operations.

Total assets of $35,279 million declined $412 million in 2016, as compared to 2015, driven primarily by a decline in total receivables of $905 million, partially offset by an increase in other assets of $409 million, mainly due to cash invested with IBM.

Business Segments and Capabilities

IBM Credit and its combined affiliates are reported by the company’s parent, IBM, as part of IBM’s Global Financing segment, which also includes IBM’s remanufacturing and remarketing business. The company’s operating segments, Client Financing and Commercial Financing, are strategic business units that offer different financing solutions based upon the needs of the company’s clients. Client Financing provides leases and loan financing to end-user clients and acquires installment payment plans offered to end-user clients by IBM; as well as acquires participation interests in IBM financing receivables for which the company assumes the IBM client’s credit risk from IBM. End-user clients are primarily IBM clients that elect to finance their acquisition of IBM’s hardware, software, and services, as well as OEM IT hardware, software and services, to meet their total solution requirements. In addition, the company provides loans to IBM, primarily in support of IBM’s Technology Services & Cloud Platforms segment’s acquisition of IT assets, which it uses in external, revenue-producing services contracts. Commercial Financing provides working capital financing for suppliers, distributors and resellers of IBM and OEM IT products and services. Commercial Financing also purchases interests in certain of IBM’s trade accounts receivable at a discount and assumes the credit risk with IBM’s client. The Client Financing and Commercial Financing business segments are described more fully in Item 1 entitled “Business.”

Year in Review

Results of Continuing Operations

Segment Details

The following is an analysis of the 2016 and 2015 reportable segment results. The table below presents each reportable segment’s revenue and net margin results. Segment pre-tax income is the income from continuing operations before income taxes and excludes income from discontinued operations.

(Dollars in millions)			Yr.-to-Yr. Percent/ Margin
For the year ended December 31:	2016	2015	Change
Client Financing
Revenue	$1,455	$1,714	(15.1)%
Net margin	887	991	(10.5)%
Net margin percentage	60.9%	57.8%	3.2	pts.
Pre-tax income	$564	$620	(9.1)%
Pre-tax margin	38.7%	36.2%	2.6	pts.
Commercial Financing
Revenue	$385	$359	7.3%
Net margin	283	239	18.6%
Net margin percentage	73.5%	66.5%	7.0	pts.
Pre-tax income	$155	$163	(4.5)%
Pre-tax margin	40.3%	45.3%	(5.0	)pts.
Total Segments
Revenue	$1,840	$2,074	(11.2)%
Net margin	1,170	1,229	(4.9)%
Net margin percentage	63.6%	59.3%	4.3	pts.
Pre-tax income	$719	$783	(8.1)%
Pre-tax margin	39.1%	37.8%	1.3	pts.

Client Financing

Client Financing revenue of $1,455 million in 2016 decreased by $259 million, or 15.1 percent, as compared to 2015. The decrease in revenue was driven by financing leases and loans due to a decline in average assets and a decline in yields from these investments. An increase in revenue from financing receivables from IBM partially offset these declines. The decline in yields was mainly due to declining interest rates in 2016. Operating lease revenue declined $91 million primarily due to a decline in originations during the year.

Client Financing net margin decreased $104 million, or 10.5 percent, as compared to 2015. The decrease was primarily driven by the revenue decline noted above, partially offset by a decrease in depreciation of $71 million and a decrease in interest expense of $84 million. The decrease in depreciation was due to the decline in average assets during the year as noted above, and the decrease in interest expense was due to lower funding requirements in higher interest rate countries during 2016.

Pre-tax income decreased $57 million, or 9.1 percent, in 2016 as compared to 2015. The decrease was primarily driven by a decline in net margin of $104 million and an increase in SG&A expense of $32 million, partially offset by a decline in the provision for credit losses of $84 million. The decline in the provision for credit losses in 2016 was primarily due to lower specific reserve requirements in China, partially offset by higher reserves in Latin America. The increase in SG&A expense in 2016 was due to an increase in functional support expenses charged by IBM. At December 31, 2016, the allowance for credit losses coverage was 1.3 percent, a decrease of 161 basis points as compared to 2015. The decrease in coverage in 2016 was primarily due to the impaired receivables and associated allowance retained by IBM due to IBM’s ongoing collection efforts. For additional information, see note A, “Significant Accounting Policies.”

Commercial Financing

Commercial Financing revenue of $385 million in 2016 increased $26 million, or 7.3 percent, as compared to 2015. The growth in revenue was driven by an increase in average assets with Commercial Financing clients due to an expansion with OEM suppliers. The increase in revenue was partially offset by a decline in yields from these investments during the year due to competitive market conditions and lower interest rates in 2016.

Commercial Financing net margin increased $44 million, or 18.6 percent, as compared to 2015. The increase was primarily driven by an increase in revenue as noted above, and a decrease in interest expense. The decrease in interest expense was due to lower funding requirements in higher interest rate countries in 2016.

Pre-tax income decreased $7 million, or 4.5 percent, as compared to 2015 driven by an increase in SG&A expense of $31 million and an increase in the provision for credit losses of $23 million, partially offset by an increase in net margin of $44 million. The increase in the provision for credit losses was driven primarily by an increase in unallocated reserves resulting from an increase in Commercial Financing receivables at the end of the year and an increase in specific reserves.

Geographic Revenue

The following provides revenue performance by geography.

(Dollars in millions)			Yr.-to-Yr. Percent
For the year ended December 31:	2016	2015	Change
Total revenue	$1,840	$2,074	(11.2)%
Geographies
Americas	$1,010	$1,226	(17.6)%
Europe/Middle East/Africa	488	510	(4.5)%
Asia Pacific	343	337	1.7%

Americas revenue of $1,010 million decreased $216 million, or 17.6 percent, in 2016 as compared to 2015, driven by the U.S. and Brazil. The decrease in the U.S. was driven by a decline in operating leases. The decrease in Brazil was driven by a decline in yields and average assets.

EMEA revenue of $488 million decreased $23 million, or 4.5 percent, in 2016 as compared to 2015, driven primarily by the decline in operating leases in Germany.

Asia Pacific revenue of $343 million increased $6 million, or 1.7 percent, in 2016 as compared to 2015. The increase was driven by an increase in yields for financing leases in Japan and loan financing in Australia.

Total Expense and Other (Income)

(Dollars in millions)			Yr.-to-Yr. Percent/ Margin
For the year ended December 31:	2016	2015	Change
Total expense and other (income)
Selling, general and administrative	$388	$325	19.3%
Provisions for credit losses	72	133	(46.1)
Other (income) and expense	(9)	(12)	(23.0)
Total expense and other (income)	$450	$446	0.9%
Total expense-to-revenue ratio	24.5%	21.5%	3.0	pts.

Total expense and other (income) of $450 million increased $4 million, or 0.9 percent, in 2016 as compared to 2015.

Total SG&A expense increased $63 million, or 19.3 percent, as compared to 2015, primarily driven by an increase in functional support expenses charged by IBM. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

Provisions for credit losses decreased $61 million, or 46.1 percent, as compared to 2015, due to lower specific reserve requirements in China, partially offset by higher reserves in Latin America in the current year. For additional information on provisions for credit losses, see note E, “Financing Receivables, Receivables Purchased/Participated From IBM.”

Other (income) and expense decreased $3 million, or 23.0 percent, in 2016 as compared to 2015. Other (income) and expense includes higher foreign currency transaction losses of $75 million, partially offset by gains on derivative instruments of $70 million. For additional information on currency impacts and derivative instruments, see note D, “Financial Instruments.”

Income Taxes

The continuing operations effective tax rate for 2016 was 30.8 percent, a decrease of 8.9 points, as compared to 2015. The decline in the effective tax rate in 2016 was largely due to the establishment of certain foreign valuation allowances in 2015.

Results of Discontinued Operations

The income from discontinued operations, net of tax, of $131 million in 2016 decreased 48.6 percent as compared to 2015, due primarily to a decrease in revenue of 34.5 percent in 2016 as compared to 2015. Pre-tax income decreased 48.6 percent on a year to year basis due to the decline in revenue. There was no gain or loss recognized on the divestiture of the U.S. remanufacturing and remarketing business to IBM in 2016. The discontinued operations effective tax rate in 2016 was 39.4 percent, which was relatively flat on a year to year basis. For additional information, see note L, “Discontinued Operations.”

Prior Year in Review

Results of Continuing Operations

Segment Details

The following is an analysis of the 2015 and 2014 reportable segment results. The table below presents each reportable segment’s revenue and net margin results. Segment pre-tax income is the income from continuing operations before income taxes and excludes income from discontinued operations.

(Dollars in millions)			Yr.-to-Yr. Percent/ Margin
For the year ended December 31:	2015	2014	Change
Client Financing
Revenue	$1,714	$1,973	(13.1)%
Net margin	991	1,095	(9.5)%
Net margin percentage	57.8%	55.5%	2.3	pts.
Pre-tax income	$620	$577	7.5%
Pre-tax margin	36.2%	29.3%	6.9	pts.
Commercial Financing
Revenue	$359	$421	(14.8)%
Net margin	239	297	(19.6)%
Net margin percentage	66.5%	70.4%	(3.9	)pts.
Pre-tax income	$163	$198	(17.8)%
Pre-tax margin	45.3%	46.9%	(1.6	)pts.
Total Segments
Revenue	$2,074	$2,394	(13.4)%
Net margin	1,229	1,391	(11.6)%
Net margin percentage	59.3%	58.1%	1.2	pts.
Pre-tax income	$783	$775	1.0%
Pre-tax margin	37.8%	32.4%	5.4	pts.

Client Financing

Client Financing revenue of $1,714 million in 2015 decreased $258 million, or 13.1 percent, as compared to 2014, primarily driven by a decrease in average assets across the portfolio. The decline in financing leases and loans was primarily due to a decline in originations, and a decline in yields on loans. The decrease in operating leases was mainly due to a decline in originations in 2015.

Client Financing net margin decreased $104 million, or 9.5 percent, as compared to 2014. The decrease was primarily driven by the revenue decline noted above, partially offset by a decrease in interest expense of $44 million and a decrease in depreciation of $110 million. The decrease in depreciation was due to a decline in average assets and the decrease in interest expense was due to lower funding requirements in higher interest rate countries during 2015.

Pre-tax income increased $43 million, or 7.5 percent, in 2015 as compared to 2014. The increase in pre-tax income in 2015 was primarily driven by a decrease in the provision for credit losses of $103 million and a decline in SG&A expense of $31 million, partially offset by a decrease in net margin of $104 million. The decline in provision for credit losses in 2015 was due to lower specific reserve requirements, primarily in China and Latin America in 2015. At December 31, 2015, the allowance for credit losses coverage was 3.0 percent, an increase of 47 basis points as compared to 2014. The increase in coverage was due to the decline in financing receivables during 2015 and to higher unallocated reserves in Latin America due to macroeconomic conditions resulting in lower credit ratings.

Commercial Financing

Commercial Financing revenue of $359 million in 2015 decreased $62 million, or 14.8 percent as compared to 2014. The decrease in revenue was driven primarily by a decline in yields during the year, partially offset by an increase in originations during 2015.

Commercial Financing net margin decreased $58 million, or 19.6 percent, as compared to 2014. The decrease was primarily driven by the decline in revenue, as noted above. Interest expense was relatively flat on a year-to-year basis.

Pre-tax income decreased $35 million, or 17.8 percent, as compared to 2014. The decrease in pre-tax income in 2015 was primarily driven by a decrease in net margin, partially offset by a decrease in SG&A expense of $16 million and decline in provision for credit losses of $5 million.

Geographic Revenue

The following provides revenue performance by geography.

(Dollars in millions)			Yr.-to-Yr. Percent
For the year ended December 31:	2015	2014	Change
Total revenue	$2,074	$2,394	(13.4)%
Geographies
Americas	$1,226	$1,347	(9.0)%
Europe/Middle East/Africa	510	624	(18.2)%
Asia Pacific	337	424	(20.4)%

Americas revenue of $1,226 million decreased $121 million, or 9.0 percent, in 2015 as compared to 2014, driven by the U.S. and Brazil. The revenue decline in the U.S. was primarily driven by a decline in operating leases. The decrease in revenue in Brazil was primarily driven by a decline in average assets, partially offset by an increase in yields.

EMEA revenue of $510 million decreased $113 million, or 18.2 percent, in 2015 as compared to 2014. The decrease in revenue was primarily driven by a decline in operating leases in both the U.K. and Germany, and a decline in yields in Germany.

Asia Pacific revenue of $337 million decreased $86 million, or 20.4 percent, in 2015 as compared to 2014. The decrease in revenue was primarily driven by a decline in operating leases and originations in Japan and Australia, and a decline in yields on loans in Australia.

Total Expense and Other (Income)

(Dollars in millions)			Yr.-to-Yr. Percent/ Margin
For the year ended December 31:	2015	2014	Change
Total expense and other (income)
Selling, general and administrative	$325	$373	(12.8)%
Provisions for credit losses	133	241	(44.9)
Other (income) and expense	(12)	2	NM
Total expense and other (income)	$446	$616	(27.6)%
Total expense-to-revenue ratio	21.5%	25.7%	(4.2	)pts.

NM - Not meaningful

Total expense and other (income) of $446 million decreased $170 million, or 27.6 percent, in 2015 as compared to 2014.

Total SG&A expense decreased $48 million, or 12.8 percent, in 2015 as compared to 2014, primarily due to a decrease in functional support expenses charged by IBM. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

Provisions for credit losses decreased $108 million, or 44.9 percent, in 2015 as compared to 2014, due to lower specific reserve requirements, primarily in China and Latin America. For additional information on provisions for credit losses, see note E, “Financing Receivables, Receivables Purchased/Participated From IBM.”

Other (income) and expense decreased $14 million in 2015 as compared to 2014, primarily driven by higher value-added taxes in 2014.

Income Taxes

The continuing operations effective tax rate for 2015 was 39.7 percent, an increase of 5.1 points as compared to 2014. The increase in the effective tax rate in 2015 was largely due to the establishment of certain foreign valuation allowances in 2015.

Results of Discontinued Operations

The income from discontinued operations, net of tax, of $255 million in 2015 increased 24.0 percent as compared to 2014, primarily due to an increase in revenue of 19.2 percent. Pre-tax income increased 24.0 percent primarily due to higher revenue year to year. The discontinued operations effective tax rate in 2015 was 39.4 percent, which was relatively flat year to year. For additional information, see note L, “Discontinued Operations.”

Financial Position Summary

The company’s primary use of funds is to originate financing receivables and operating leases with end-users, suppliers, distributors, resellers and IBM. Financing receivables consist of direct financing leases and loans to end-user clients, purchases of installment payment plans from IBM and working capital financing to suppliers, distributors and resellers. Operating leases are for IBM and OEM IT products. Receivables purchased/participated from IBM include purchased interests in certain of IBM’s trade accounts receivable and IBM receivables that have been participated to IBM Credit. Financing receivables from IBM include loan financing to IBM’s Technology Services & Cloud Platforms’ segment. For additional information relating to financing activities with IBM, see note C, “Relationship with IBM and Related Party Transactions.”

Total assets of $35,279 million at December 31, 2016, declined $412 million as compared to year-end 2015, primarily driven by:

•                  a decline in net financing receivables of $3,939 million primarily driven by the reclassification of certain end-user financing receivables in 2016 to participated receivables from IBM and by a decline in originations during 2016; partially offset by

•                  an increase in purchased/participated receivables from IBM of $2,823 million primarily driven by the reclassification of certain end-user financing receivables in 2016 to participated receivables from IBM; and

•                  an increase in other assets of $409 million primarily driven by an increase in excess cash invested with IBM of $404 million and an increase in foreign exchange derivatives with IBM of $115 million, partially offset by a decrease in miscellaneous receivables of $119 million.

For additional information relating to the reclassification of certain end-user financing receivables in 2016 to participated receivables from IBM, and to cash invested with IBM, see note C, “Relationship with IBM and Related Party Transactions.”

Total liabilities of $31,577 million at December 31, 2016, decreased $382 million as compared to year-end 2015 primarily driven by:

•                  a decline in accounts payable to IBM of $415 million; and

•                  a decline in debt payable to IBM of $376 million; partially offset by

•                  an increase in other liabilities of $502 million, primarily driven by accounts payable, which increased $426 million to $1,522 million. The increase in accounts payable was mainly due to the timing of payments for Commercial Financing originations.

Originations of Financing Receivables and Operating Leases

Originations are management’s estimate of the gross additions for Client Financing and Commercial Financing assets. There are no industry standards or requirements governing the reporting of financing asset originations. Management believes that the estimated values of financing asset originations disclosed in the table below provide insight into the potential future cash flows and earnings of the company.

The Client Financing origination values presented below exclude the company’s loans to IBM’s Technology Services & Cloud Platforms segment, which are executed under a loan facility and are not considered originations.

Originations

			Yr.-to-Yr.
(Dollars in millions)			Percent
For the year ended December 31:	2016	2015	Change
Client Financing	$11,611	$14,320	(18.9)%
Commercial Financing	53,022	50,325	5.4%
Total originations	$64,633	$64,645	0.0%

For the year ending December 31, 2016, the company originated $11,611 million of Client Financing leases and loans as compared to $14,320 million for the year ending December 31, 2015. The year-to-year decline of $2,709 million was driven by lower originations in the Americas and Europe. For the year ending December 31, 2016, the company originated $53,022 million of Commercial Financing loans as compared to $50,325 million for the year ending December 31, 2015. The year-to-year increase of $2,696 million was driven by higher OEM IT originations.

Segment Assets

	Client Financing			Commercial Financing
			Yr.-to-Yr.			Yr.-to-Yr.
(Dollars in millions)			Percent			Percent
For the year ended December 31:	2016	2015	Change	2016	2015	Change
Financing receivables, net	$15,244	$19,883	(23.3)%	$9,436	$8,737	8.0%
Equipment under operating leases, net	506	602	(15.9)%	—	—	—
Financing receivables from IBM	3,513	3,302	6.4%	—	—	—
Receivables purchased/participated from IBM, net	2,423	—	NM	1,474	1,074	37.3%
Total assets	$21,687	$23,787	(8.8)%	$10,911	$9,811	11.2%

NM = Not Meaningful

The decline in financing receivables within the Client Financing segment was driven by the purchase of a participation interest in IBM’s financing receivables which are now presented as receivables purchased/participated from IBM. The remainder of the decline within financing receivables was primarily driven by cash collections in excess of new originations. Loan financing with IBM’s Technology Services & Cloud Platforms segment increased $211 million in 2016.

The increase in Commercial Financing assets was driven by new originations exceeding cash collections, and an increase in Commercial Financing receivables from IBM. In 2016, the Commercial Financing receivables from IBM of $1,474 million increased from $1,074 million in 2015 due to an increase in purchased interests in certain of IBM’s trade accounts receivable.

The company’s receivables portfolio at December 31, 2016 represented the following industry profile: Financial (34 percent), Government (14 percent), Manufacturing (13 percent), Services (12 percent), Retail (8 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent). The company’s receivables portfolio at December 31, 2015 represented the following industry profile: Financial (36 percent), Manufacturing (14 percent), Government (11 percent), Services (11 percent), Retail (9 percent), Communications (7 percent), Healthcare (6 percent) and Other (6 percent).

The assets of the company were financed with $27,030 million of debt at December 31, 2016, as compared to $27,249 million of debt at December 31, 2015.

For additional information relating to financing receivables with IBM, see note C, “Relationship with IBM and Related Party Transactions.” For additional information on the company’s debt, see note G, “Borrowings.”

Financing Receivables and Allowances

The following table presents net financing receivables excluding residual values and the allowance for credit losses, as well as loan financing to IBM’s Technology Services & Cloud Platforms segment which the company considers collectable and without third party risk.

(Dollars in millions)
At December 31:	2016	2015
Gross financing receivables	$28,387	$29,672
Specific allowance for credit losses	148	509
Unallocated allowance for credit losses	130	117
Total allowance for credit losses	277	626
Net financing receivables	$28,109	$29,047
Allowance for credit losses coverage	1.0%	2.1%

Roll Forward of Financing Receivables Allowance for Credit Losses

(Dollars in millions)

January 1, 2016	Additions	Write-offs*	Other**	December 31, 2016
$626	$72	$(111)	(309)	$277

*      Represents reserved receivables, net of recoveries, that were written off during the period.

**    Primarily represents amounts retained by IBM (see note A, “Significant Accounting Policies”) and translation adjustments.

The allowance for credit losses on financing receivables at December 31, 2016, was $277 million, or 1.0 percent of gross financing receivables. At December 31, 2015, the allowance for credit losses on financing receivables was $626 million, or 2.1 percent of gross financing receivables.

Specific reserves decreased $361 million to $148 million at December 31, 2016, from $509 million at December 31, 2015. During 2016, in connection with the establishment of new entities to separate IBM Credit’s financing business from IBM in the majority of countries where IGF operates, certain impaired receivables and associated allowances were retained by IBM due to IBM’s ongoing collection efforts. As a result, the allowance coverage declined to 1.0 percent in 2016 from 2.1 percent in 2015. For additional information, see note A, “Significant Accounting Policies.”

Unallocated reserves increased $13 million to $130 million at December 31, 2016 from $117 million at December 31, 2015, as a result of higher general reserve requirements in Latin America due to macroeconomic conditions resulting in lower client credit ratings.

Bad debt expense was $72 million in 2016 as compared to $133 million for 2015. The year-to-year decrease in bad debt expense was due to lower specific reserve requirements in China, partially offset by higher reserves in Latin America in 2016.

Residual Value

Residual value is a risk of the company’s business, and management of this risk is dependent upon the ability to accurately project future equipment values at lease inception. The company has insight into product plans and cycles for IBM products and closely monitors OEM IT product announcements. Based upon this product information, the company continually monitors projections of future equipment values and compares them with the residual values reflected in the portfolio.

The company optimizes the recovery of residual values by extending lease arrangements with current clients. Assets returned from lease are sold to IBM at cost, which approximates fair value. In addition, IBM may migrate a client to new technology through an early lease termination. Upon early termination of the lease, IBM will purchase the returned equipment from the company at a pre-negotiated price, which is a function of the discounted value of the scheduled future lease payments and the residual value.

The following table presents the recorded amount of unguaranteed residual value for direct financing and operating leases at December 31, 2016, and December 31, 2015. In addition, the table presents the residual value as a percentage of the related original amount financed and a run out of when the unguaranteed residual value assigned to equipment on leases at December 31, 2016, is expected to be returned to the company. In addition to the unguaranteed residual value, on a limited basis, IBM Credit will obtain guarantees from a third party for the future value of the equipment to be returned at end of lease. While primarily focused on IBM products, guarantees are also obtained for certain OEM IT products. These third-party guarantees are included in minimum lease payments as provided for by accounting standards in the determination of lease classifications for the covered equipment and provide protection against risk of loss arising from declines in equipment values for these assets.

The residual value guarantee increases the minimum lease payments that are utilized in determining the classification of a lease as a direct financing lease or operating lease. The aggregate incremental asset value of direct financing leases with residual value guarantees was $329 million in 2016 and $811 million in 2015, declining on a year-to-year basis as a result of IBM product announcement cycles. In addition, the company obtains guarantees from third parties for direct financing leases of OEM IT products. The aggregate incremental asset value of these leases was $169 million in 2016 and $185 million in 2015. The associated aggregate guaranteed future values at the scheduled end of lease were $19 million and $54 million for the financing transactions originated in 2016 and 2015, respectively. The cost of guarantees was $2 million and $5 million for the years ended December 31, 2016, and December 31, 2015, respectively.

Unguaranteed Residual Value

	Total		Estimated Run Out of 2016 Balance
(Dollars in millions)						2020 and
At December 31:	2015	2016	2017	2018	2019	Beyond
Direct financing leases	$644	$532	$102	$157	$167	$106
Operating leases	139	100	34	30	25	11
Total unguaranteed residual value	$783	$632	$136	$187	$192	$117
Related original amount financed	$14,223	$11,510
Percentage	5.5%	5.5%

Liquidity and Capital Resources

IBM Credit funds current and future obligations through the generation of cash flows from operations and the support given by IBM’s overall liquidity position and access to capital markets. The debt used to fund the company’s financing assets is primarily comprised of loans from IBM. The company intends to incur additional third-party debt later in 2017 while maintaining a target debt-to-equity ratio of 9 to 1.

During 2016 and 2015, the company managed its debt-to-equity ratio at approximately 7 to 1. In January 2017, the company increased its debt payable to IBM and made distributions to IBM, which resulted in an increase in the debt-to-equity ratio to approximately 9 to 1. Going forward, the company is targeting a debt-to-equity ratio of 9 to 1, which may vary based on several factors, including differences between management’s expectations and actual results of operations. For additional information, see note M, “Subsequent Events.”

In the normal course of business, the company may be exposed to the impact of foreign currency fluctuations and interest rate changes. Although the company seeks to substantially match fund the term, currency and interest rate variability of its debt against its underlying financing assets, risks may arise from a mismatch between assets and the related liabilities used for funding. The company also employs a rigorous process to optimize portfolio risk management. Portfolio risks include credit and residual value risk. For additional information on the management of these risks by the company, see the sections entitled “Portfolio Risk Management,” and “Quantitative and Qualitative Market Risks” within the Management Discussion and Analysis, and note A, “Significant Accounting Policies” and note D, “Financial Instruments.”

Cash Flow and Liquidity Trends

(Dollars in millions)
For the year ending or at December 31:	2016	2015	2014
Net cash from operating activities	$1,010	$1,094	$1,001
Cash and cash equivalents	$1,772	$1,487	$1,301

IBM Credit reflected favorable liquidity conditions over the past three years. The company generated $3,105 million in cash from operations during the three year period 2014 through 2016, and net proceeds from total debt during this same period provided an inflow of $3,691 million. These amounts were used mainly to fund net originations of financing receivables and net lease equipment acquisitions of $3,430 million. Cash used in net transfers to IBM was $2,629 million.

The company invests a portion of its excess cash in short-term interest bearing accounts with IBM, which can be withdrawn upon demand. The company’s investment with IBM was $450 million, $46 million and $105 million at year end 2016, 2015 and 2014, respectively. The higher cash position in 2016 provided additional liquidity to the newly formed affiliates. The excess cash on deposit with IBM is presented in other assets in the Combined Statement of Financial Position, and as other investing activities in the Combined Statement of Cash Flows. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

Cash and cash equivalents at December 31, 2016, December 31, 2015, and December 31, 2014 were $1,772 million, $1,487 million and $1,301 million, respectively. The increase in cash and cash equivalents of $285 million at year end 2016 as compared to year end 2015 was driven by net cash provided by operating activities of $1,010 million and net collections of financing receivables of $1,569 million, partially offset by net cash used in financing activities of $1,641 million, including net transfers to IBM of $1,714 million. The increase in cash and cash equivalents of $186 million at year end 2015 as compared to year end 2014 was driven by cash provided by operating activities of $1,094 million and net proceeds from debt of $747 million, partially offset by net transfers to IBM of $923 million and net originations of financing receivables of $544 million.

Cash provided from operating activities amounted to $1,010 million in 2016, $1,094 million in 2015 and $1,001 million in 2014. The main source of cash from operations in each year was net income of $629 million, $727 million and $713 million, respectively. Net cash from investing activities was a source of cash of $951 million in 2016, a use of cash of $715 million in 2015 and a use of cash of $3,926 million in 2014, primarily driven in all periods by net changes in financing receivables. Net cash used in financing activities was $1,641 million in 2016 and $176 million in 2015, and a source of cash of $2,880 million in 2014. The net cash used in financing activities in 2016 and 2015 was driven by net transfers to IBM of $1,714 million in 2016 and $923 million in 2015, partially offset by net debt proceeds of $72 million in 2016 and $747 million in 2015. The net cash provided from financing activities in 2014 was driven by cash from net debt proceeds of $2,871 million in the period.

Debt

(Dollars in millions)
At December 31:	2016	2015	2014
Short-term debt
Debt	$44	$33	$127
Debt payable to IBM	16,481	15,202	15,440
Total short-term debt	$16,525	$15,235	$15,567

Long-term debt
Debt	$681	$533	$515
Debt payable to IBM	9,824	11,480	12,452
Total long-term debt	$10,505	$12,014	$12,967
Total debt	$27,030	$27,249	$28,533

Total debt was $27,030 million, $27,249 million and $28,533 million at December 31, 2016, December 31, 2015, and December 31, 2014, respectively. Total debt payable to IBM was $26,306 million, $26,683 million, and $27,892 million at December 31, 2016, December 31, 2015, and December 31, 2014, respectively. Total debt decreased $219 million at year end 2016 from year end 2015 and declined $1,284 million in 2015 from year end 2014. The decline in 2015 as compared to 2014 was primarily driven by currency.

The company utilizes certain of its financing receivables as collateral for non-recourse borrowings. Financing receivables pledged as collateral for these borrowings was $689 million in 2016 and $545 million in 2015.

The company’s interest rate and foreign currency rate risk management policies and procedures are discussed in Item 2 entitled “Financial Information” within the Management Discussion and Analysis section entitled “Quantitative and Qualitative Market Risk” as well as in note A, “Significant Accounting Policies” and note D, “Financial Instruments.”

Interest on Debt

The company recognized interest expense of $364 million, $466 million and $514 million in 2016, 2015 and 2014, respectively. Of these amounts, $301 million, $425 million and $467 million was interest expense relating to debt payable to IBM in 2016, 2015 and 2014, respectively. For additional information on interest expense, see note G, “Borrowings.”

Contractual maturities of long-term debt outstanding at December 31, 2016, are as follows:

(Dollars in millions)						2022 and
At December 31:	2017	2018	2019	2020	2021	Beyond	Total
Long-term loans	$301	$221	$119	$30	$9	$1	$681
Loans with IBM	3,611	3,053	1,450	1,415	185	110	9,824
Total	$3,912	$3,274	$1,569	$1,445	$195	$111	$10,505

Debt-to-Equity

The debt-to-equity ratio, as reported in the table below, is, at any given time, the ratio of total debt to total member’s interest.

At December 31:	2016	2015
Debt-to-equity ratio	7.3x	7.3x

Total debt changes generally correspond with the level of Client Financing and Commercial Financing receivables, the level of cash and cash equivalents, the change in payables to IBM and external parties and the change in net investment from IBM. The company’s debt-to-equity ratio was 7.3 to 1 at year end 2016, which was flat when compared to the prior period. Total member’s interest of $3,703 million declined by $30 million, or 1 percent, while debt of $27,030 million declined $219 million, or 1 percent. The company is targeting a debt-to-equity ratio of 9 to 1, which may vary based on several factors, including differences between management’s expectations and actual results of operations.

Contractual Obligations

	Total Contractual		Payments Due In
(Dollars in millions)	Payment Stream	2017	2018-19	2020-21	After 2021
Long-term debt obligations	$10,505	$3,912	$4,843	$1,639	$111
Interest on long-term debt obligations	269	63	140	65	0
Total	$10,774	$3,975	$4,983	$1,704	$111

Total contractual obligations, as reported in the table above, reflect principal carrying value for the long-term debt and discounted value for the debt interest payments. Interest on floating-rate debt obligations is calculated using the effective interest rate at December 31, 2016, plus the interest rate spread associated with that debt, if any.

Off-Balance Sheet Arrangements

From time to time, the company may enter into off-balance sheet arrangements as defined by SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

At December 31, 2016, the company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. See the table above for the company’s contractual obligations, and note H, “Contingencies and Commitments” for detailed information about the company’s guarantees, financial commitments and indemnification arrangements. The company does not have retained interests in assets transferred to unconsolidated entities or other material off-balance sheet interests or instruments.

Critical Accounting Estimates

The application of GAAP requires the company to make estimates and assumptions about certain items and future events that directly affect its reported financial condition. The accounting estimates and assumptions discussed in this section are those that the company considers to be the most critical to its financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to the company’s financial condition. The company’s significant accounting policies are described in note A, “Significant Accounting Policies.”

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (e.g. 1 percent, 10 percent, etc.) are included to allow users of this report to understand a general direction of cause and effect of changes in the estimates and do not represent management’s predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and estimates require regular review and adjustment.

Credit Losses

The company reviews its financing receivables portfolio on a regular basis in order to assess collectability and records adjustments to the allowance for credit losses at least quarterly. A description of the methods used by management to estimate the amount of uncollectible receivables is included in note A, “Significant Accounting Policies.” Factors that could result in actual receivable losses that are materially different from the estimated reserve include significant changes in the economy, or a sudden change in the economic health of a significant client in the company’s financing and operating lease receivables portfolio.

To the extent that actual collectability differs from management’s estimates currently provided for by 10 percent, the company’s pre-tax income would be higher or lower by an estimated $28 million depending upon whether the actual collectability was better or worse, respectively, than the estimates.

Determination of Residual Value

Residual value represents the estimated fair value of equipment under lease as of the end of the lease. Residual value estimates impact the determination of whether a lease is classified as direct financing or operating. The company estimates the future fair value of leased equipment by using historical models, analyzing the current market for new and used equipment, and obtaining forward-looking product information such as marketing plans and technological innovations. Residual value estimates are periodically reviewed and “other than temporary” declines in estimated future residual values are recognized upon identification.

Factors that could cause actual results to materially differ from the estimates include significant changes in the used-equipment market brought on by unforeseen changes in technology innovations and any resulting changes in the useful lives of used equipment.

To the extent that actual residual value recovery is lower than management’s estimates by 10 percent, the company’s pre-tax income for 2016 would have been lower by an estimated $63 million.

Quantitative and Qualitative Disclosure About Market Risk

The company operates in multiple currencies and is a lender in the global markets and a borrower from IBM. In the normal course of business, the company may be exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits its exposure to core market risks by following established risk management policies and procedures and through the use of match funding from IBM. Although the company seeks to substantially match fund the term, currency and interest rate variability of its debt against its underlying financing asset, risks may arise from a mismatch between assets and the related liabilities used for funding. The company may also choose to mitigate any remaining exposure relating to interest rate changes and foreign currency fluctuations through the use of interest rate or foreign currency derivatives.

In addition, the company performs a sensitivity analysis to determine the effects that market risk exposure may have on the fair values of the company’s debt and other financial instruments.

The financial instruments that are included in the sensitivity analysis are comprised of the company’s cash and cash equivalents, marketable securities, short-term and long-term loans, installment payment receivables, participated interests in IBM financing receivables, Commercial Financing receivables, and purchased interests in certain of IBM’s trade receivables, investments, long-term and short-term debt and derivative financial instruments. The company’s derivative financial instruments generally include foreign exchange forward contracts.

To perform the sensitivity analysis, the company assesses the risk of loss in the fair values from the effect of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. The market values for interest and foreign currency exchange rate risk are computed based on the present value of future cash flows as affected by the changes in rates that are attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2016. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

Information provided by the sensitivity analysis does not necessarily represent the actual changes in fair value that the company would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor are held constant.

The results of the sensitivity analysis at December 31, 2016 are as follows:

Interest Rate Risk

At December 31, 2016, a 10 percent decrease in the levels of interest rates, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $36 million. Conversely, at December 31, 2016, a 10 percent increase in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the company’s financial instruments of $34 million. Changes in the relative sensitivity of the fair value of the company’s financial instruments portfolio for these theoretical changes in the level of interest rates are primarily driven by differences between maturities and interest rate profile of assets as compared to liabilities.

Foreign Currency Exchange Rate Risk

At December 31, 2016, a 10 percent weaker U.S. dollar against foreign currencies, with all other variables held constant, would result in a decrease in the fair value of the company’s financial instruments of $249 million. Conversely, at December 31, 2016, a 10 percent stronger U.S. dollar against foreign currencies, with all other variables held constant, would result in an increase in the fair value of the company’s financial instruments of $249 million.

Cybersecurity

The company’s approach to cybersecurity draws on the depth and breadth of IBM’s global capabilities in security services and its internal approaches to risk management.

From an enterprise perspective, IBM implements a multi-faceted risk-management approach to identify and address cybersecurity risks. IBM has established policies and procedures that provide the foundation upon which IBM Credit’s infrastructure and data are managed. IBM Credit performs ongoing assessments regarding its technical controls and adheres to IBM’s established methods for identifying emerging risks related to cybersecurity. IBM uses a layered approach with overlapping controls to defend against cybersecurity attacks and threats on networks, end-user devices, servers, applications and cloud solutions. The company also through IBM has a global incident response process to respond to cybersecurity threats. In addition, the company through IBM utilizes a combination of online training, educational tools, social media, and other awareness initiatives to foster a culture of security awareness and responsibility among its workforce.

Looking Forward

In 2017, IGF’s legal entity structure was reorganized globally to consolidate Client Financing and Commercial Financing under IBM Credit. This is intended to drive operational benefits by consolidating the financing business under IBM Credit. The company has access to the short-term commercial paper market and the medium-term and long-term debt markets through IBM. The company intends to incur additional third-party debt during 2017 while maintaining a target debt-to-equity ratio of 9 to 1. Absent other funding alternatives, a protracted period where the company or IBM could not access the capital markets would likely lead to a slowdown in originations. Financing originations, which determine the asset base of the annuity-like business, are also dependent upon the demand for IT products and services as well as client participation rates.

The company ended 2016 with a debt-to-equity ratio of approximately 7 to 1. In January 2017, the company increased its debt payable to IBM and made distributions to IBM, which resulted in an increase in the company’s debt-to-equity ratio to approximately 9 to 1.

The company’s financial position provides flexibility and funding capacity which enables the company to be well positioned in the current environment. The company’s financing assets and new originations result from the financing of IBM and OEM IT products and services to the company’s and IBM’s clients. Substantially all financing assets are IT related assets which provide a stable base of business for future growth. The company’s financing offerings are competitive and available to clients as a result of factors including the company’s borrowing cost, financing incentive programs and access to the capital markets.

IBM Credit has policies in place designed to manage each of the key risks involved in financing, including credit losses, residual values, liquidity, currency and interest rates.

The economy could impact the credit quality of the company’s receivables portfolio and therefore the level of provision for credit losses. IBM Credit will continue to apply rigorous credit policies in both the origination of new business and the evaluation of the existing portfolio and will take risk mitigation actions when necessary.

The company has historically been able to manage residual value risk both through insight into IBM’s product cycles and monitoring of OEM IT product announcements.

Interest rates and the overall economy (including currency fluctuations) will have an effect on both revenue and net margin. Interest rates directly impact the company by increasing or decreasing financing revenue and associated borrowing costs.

The company’s interest rate risk management policy, combined with its pricing strategy should mitigate margin erosion due to changes in interest rates.

The company’s geographically diverse client base, product and client knowledge, and match-funding strategy should enable prudent management of the business going forward, even during periods of uncertainty with respect to the global economy.

Item 3. Properties.

IBM Credit’s principal executive offices are located in an office building owned by IBM in Armonk, New York. The company is globally located and conducts its business primarily from IBM leased or IBM owned facilities around the world. IBM charges the company for the use of these facilities. For additional information regarding the company’s shared facilities, see note C, “Relationship with IBM and Related Party Transactions.”

Item 4. Security Ownership of Certain Beneficial Owners and Management.

IBM Credit has omitted this section because it is filing this Registration Statement with a reduced disclosure format. See “Reduced Disclosure Format.”

Item 5. Directors and Executive Officers.

IBM Credit has omitted this section because it is filing this Registration Statement with a reduced disclosure format. See “Reduced Disclosure Format.”

Item 6. Executive Compensation.

IBM Credit has omitted this section because it is filing this Registration Statement with a reduced disclosure format. See “Reduced Disclosure Format.”

Item 7. Certain Relationships and Related Transactions, and Director Independence.

IBM Credit has omitted this section because it is filing this Registration Statement with a reduced disclosure format. See “Reduced Disclosure Format.”

Item 8. Legal Proceedings.

See note H, “Contingencies and Commitments.”

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

IBM Credit is a Delaware limited liability company and an indirect, wholly owned subsidiary of IBM. All limited liability company interests in IBM Credit are owned by the Member, which is also an indirect, wholly owned subsidiary of IBM.

Dividends are declared and paid by IBM Credit if, when, and as determined by its board of managers. Prior to 2017, the company’s Financial Statements are presented on a combined basis, and distributions to IBM have been included in net transfers (to) / from IBM in both the Combined Statement of Cash Flows as well as the Combined Statement of Changes in Member’s Interest. For additional information, see “Organizational Structure” in Item 1, note A, “Significant Accounting Policies” and note M, “Subsequent Events.”

Item 10. Recent Sales of Unregistered Securities.

IBM Credit had no sales of unregistered securities in the past three years.

Item 11. Description of Registrant’s Securities to be Registered.

Limited Liability Company Interests

All limited liability company interests in IBM Credit are owned by the Member. The company has no other class of equity securities issued and outstanding. The Member has no obligation to make any further payments for the purchase of limited liability company interests or contributions to the company solely by reason of its ownership of such interests (except as may otherwise be required by the Delaware Limited Liability Company Act (the DLLCA)). A complete description of the rights, privileges, obligations and restrictions associated with membership in IBM Credit are found in the certificate of conversion and the LLC Agreement included as exhibits to this Registration Statement.

Distribution Rights

Under the DLLCA and the LLC Agreement, each interest holder is a member of IBM Credit and has the right to receive a share of IBM Credit’s profits and losses and to receive distributions of IBM Credit’s assets, if and when determined by the board of managers, and to participate in the distribution of IBM Credit’s assets in the event that IBM Credit is dissolved or liquidated.

Transfer Restrictions

The LLC Agreement provides that the Member may sell, assign, dispose of or otherwise transfer, pledge or encumber in whole or in part its membership interest in IBM Credit.

Voting Rights/Board of Managers

The LLC Agreement provides that the business affairs of IBM Credit shall be managed by a board of managers. The members of the board of managers are designated by the Member.

Additional or Substitute Members

The LLC Agreement provides that no substitute or additional membership interests may be created without the approval of the Member.

Liquidation Rights

Under the DLLCA and the LLC Agreement, in the event that IBM Credit is liquidated, dissolved, or wound up, after payment (or making provision for payment) of IBM Credit’s debts, liabilities and other obligations, membership interests are entitled to receive a share of the balance of IBM Credit’s remaining assets, if any, in accordance with the DLLCA.

Liability

The LLC Agreement provides that the Member is generally not liable for the obligations of IBM Credit, except as otherwise provided in the DLLCA.

Books and Records

Under the DLLCA, interest holders are entitled, on written demand and subject to certain limitations, to inspect IBM Credit’s books and records and are entitled to receive periodic financial information from IBM Credit, in each case, as provided in the DLLCA.

Item 12. Indemnifications of Directors and Officers.

IBM Credit is a limited liability company organized under the laws of Delaware. Section 18-108 of the DLLCA empowers a limited liability company to, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The LLC Agreement contains indemnification provisions that provide that, to the fullest extent permitted under the DLLCA, subject to certain restrictions described below, the company will indemnify and hold harmless, and advance expenses to, the Member and the company’s managers, officers, employees, agents and representatives against any losses, claims, damages or liabilities incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of the company and in a manner reasonably believed to be within the scope of the authority conferred on such person pursuant to the LLC Agreement; provided, however, that no such person shall be entitled to be indemnified in respect of any losses, claims, damages or liabilities if a judgment or other final adjudication adverse to such person establishes that such losses, claims, damages or liabilities were incurred by reason of such person’s willful misconduct or gross negligence. The LLC Agreement provides that any indemnity shall be provided out of and to the extent of assets of the company only, and neither the Member nor the officer, as applicable, nor any other person covered under such indemnification provision, shall have liability on account thereof.

In addition, IBM maintains directors’ and officers’ liability insurance policies that cover the directors and officers of IBM and its subsidiaries, including the managers and officers of IBM Credit.

Item 13. Financial Statements and Supplementary Data.

The audited Combined Financial Statements of IBM Credit and its combined affiliates at December 31, 2016 and 2015, and for each of the three years ended December 31, 2016, 2015 and 2014 are presented in Item 15 entitled “Financial Statements and Exhibits.”

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)         Audited combined financial statements of IBM Credit and its combined affiliates for the years ended December 31, 2016, 2015 and 2014.

(b)         See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this Registration Statement.

Report of Independent Registered Public Accounting Firm

To the member and the board of managers of IBM Credit LLC

In our opinion, the accompanying Combined Statements of Financial Position and the related Combined Statements of Earnings, Comprehensive Income, Changes in Member’s Interest and Cash Flows present fairly, in all material respects, the financial position of the global financing operations of International Business Machines Corporation (“IBM Credit”) as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York

May 5, 2017

Combined Statement of Earnings

(Dollars in millions)
For the year ended December 31:	Notes	2016	2015	2014
Revenue
Financing revenue	C	$1,356	$1,499	$1,688
Operating lease revenue		484	575	706
Total revenue	K	$1,840	$2,074	$2,394
Financing cost (related party cost of $301 in 2016, $425 in 2015 and $467 in 2014)	C,G	$364	$466	$514
Depreciation of equipment under operating lease		307	378	488
Net margin		$1,170	$1,229	$1,391
Expense and other (income)
Selling, general and administrative		$388	$325	$373
Provision for credit losses		72	133	241
Other (income) and expense		(9)	(12)	2
Total expense and other (income)	C	$450	$446	$616
Income from continuing operations before income taxes		$719	$783	$775
Provision for income taxes	C,I	222	311	268
Income from continuing operations		$498	$472	$507
Income from discontinued operations - net of tax	L	131	255	206
Net income		$629	$727	$713

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

Combined Statement of Comprehensive Income

(Dollars in millions)
For the year ended December 31:	Notes	2016	2015	2014
Net Income		$629	$727	$713
Other comprehensive income/(loss) - net of tax:
Foreign currency translation		16	(158)	(323)
Retirement-related benefit plans (1)	J	(1)	0	(1)
Other comprehensive income/(loss) - net of tax:		$15	$(158)	$(324)
Total comprehensive income		$644	$569	$389

(1) Amounts represented relate to multiple-employer plans.

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

Combined Statement of Financial Position

(Dollars in millions)
At December 31:	Notes	2016	2015
Assets
Cash and cash equivalents	D	$1,772	$1,487
Financing receivables	E	24,681	28,620
(net of allowances of $242 in 2016 and $602 in 2015)
Equipment under operating leases — net	F	506	602
Financing receivables from IBM	C	3,513	3,302
Receivables purchased/participated from IBM	C,E	3,897	1,074
(net of allowances of $35 in 2016 and $24 in 2015)
Other assets	C	910	502
Assets related to discontinued operations	L	—	105
Total assets		$35,279	$35,691

Liabilities and member’s interest
Accounts payable to IBM	C	$2,127	$2,542
Debt	G	724	566
Debt payable to IBM	C,G	26,306	26,683
Taxes	I	669	727
Other liabilities		1,750	1,248
Liabilities related to discontinued operations	L	—	192
Total liabilities		$31,577	$31,958
Contingencies and commitments	H
Member’s interest
Net investment from member		3,912	3,957
Accumulated other comprehensive income/(loss)		(209)	(224)
Total member’s interest		$3,703	$3,733
Total liabilities and member’s interest		$35,279	$35,691

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

Combined Statement of Cash Flows

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
Cash flows from operating activities
Net income	$629	$727	$713
Adjustments to reconcile net income to cash provided by operating activities:
Provision for credit losses	72	133	241
Depreciation	307	378	488
Deferred taxes	(147)	(118)	(272)
Net (gain)/loss on asset sales and other	24	(37)	(41)
Change in operating assets and liabilities:
Other assets/other liabilities	125	10	(128)
Net cash provided by operating activities	$1,010	$1,094	$1,001
Cash flows from investing activities
Originations of financing receivables	$(10,999)	$(15,023)	$(16,070)
Collection of financing receivables	13,615	14,875	14,466
Short-term financing receivables - net (1)	(1,047)	(395)	(2,003)
Purchase of equipment under operating leases	(378)	(354)	(478)
Proceeds from disposition of equipment under operating lease	112	124	125
Other investing activities — net	(352)	59	34
Net cash provided by/(used in) investing activities	$951	$(715)	$(3,926)
Cash flows from financing activities
Proceeds from issuance of debt from IBM	$6,753	$9,585	$10,535
Principal payments on debt from IBM	(8,437)	(9,229)	(7,756)
Proceeds from issuance of debt	424	472	280
Principal payments on debt	(282)	(448)	(395)
Short-term borrowings from/(repayments to) IBM - net (1)	1,600	452	213
Short-term borrowings/(repayments) - net (1)	14	(86)	(6)
Net transfers (to)/from IBM	(1,714)	(923)	8
Net cash (used in)/provided by financing activities	$(1,641)	$(176)	$2,880
Effect of exchange rate changes on cash and cash equivalents	$(34)	$(18)	$(20)
Net change in cash and cash equivalents	$285	$186	$(65)
Cash and cash equivalents at January 1	1,487	1,301	1,366
Cash and cash equivalents at December 31	$1,772	$1,487	$1,301
Supplemental data
Income taxes paid - net of refunds received	$327	$555	$953
Interest paid on debt	$337	$453	$515

(1) Short-term represents original maturities of 90 days or less.

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

Combined Statement of Changes in Member’s Interest

		Accumulated
	Net Investment	Other	Total
(Dollars in millions)	From	Comprehensive	Member’s
2014	Member	Income/(Loss)	Interest
Member’s Interest, January 1, 2014	$3,432	$258	$3,690
Net income plus other comprehensive income/(loss):
Net income	713		713
Other comprehensive income/(loss)		(324)	(324)
Total comprehensive income/(loss) - net of tax:			$389
Net transfers (to)/from IBM	8		8
Member’s Interest, December 31, 2014	$4,153	$(66)	$4,087

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

		Accumulated
	Net Investment	Other	Total
(Dollars in millions)	From	Comprehensive	Member’s
2015	Member	Income/(Loss)	Interest
Member’s Interest, January 1, 2015	$4,153	$(66)	$4,087
Net income plus other comprehensive income/(loss):
Net income	727		727
Other comprehensive income/(loss)		(158)	(158)
Total comprehensive income/(loss) - net of tax:			$569
Net transfers (to)/from IBM	(923)		(923)
Member’s Interest, December 31, 2015	$3,957	$(224)	$3,733

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

		Accumulated
	Net Investment	Other	Total
(Dollars in millions)	From	Comprehensive	Member’s
2016	Member	Income/(Loss)	Interest
Member’s Interest, January 1, 2016	$3,957	$(224)	$3,733
Net income plus other comprehensive income/(loss)
Net income	629		629
Other comprehensive income/(loss)		15	15
Total comprehensive income/(loss) - net of tax:			$644
Net transfers (to)/from IBM (1)	(674)		(674)
Member’s Interest, December 31, 2016	$3,912	$(209)	$3,703

(1) Includes a $1.0 billion non-cash equity contribution from IBM (see note C, “Relationship with IBM and Related Party Transactions”.)

Amounts may not add due to rounding.

The accompanying notes on pages 41 through 64 are an integral part of the financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A. SIGNIFICANT ACCOUNTING POLICIES

In 2017, International Business Machines Corporation (IBM or the parent) reorganized the legal entity structure of its global financing operations that reside within IBM’s Global Financing (IGF) business segment to consolidate Client Financing and Commercial Financing under IBM Credit LLC (IBM Credit or the company), an indirect, wholly owned subsidiary of IBM. This change is intended to drive operational benefits by consolidating the financing business under IBM Credit in the majority of countries in which IGF operates. IBM Credit operates as part of the IBM Global Financing segment. IBM’s IGF segment remains unchanged and will continue to include IBM Credit as well as IBM’s remanufacturing and remarketing business. In 2016, the company divested its remanufacturing and remarketing business in the U.S. to IBM. For additional information, see note L, “Discontinued Operations.”

Principles of Combination and Basis of Presentation

The Combined Financial Statements of IBM Credit have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP).

Within the Combined Financial Statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes. Percentages presented are calculated from the underlying whole-dollar amounts.

The historical presentation of the Combined Financial Statements for the company is based on the financing activities of IBM’s IGF segment. The IGF segment operates two primary activities: IBM Credit’s financing businesses and IBM’s remanufacturing and remarketing business. Account balances not discretely identified to IBM Credit were attributed based on the methodology described in note C, “Relationship with IBM and Related Party Transactions,” note J, “Retirement-Related Benefits,” and note I, “Taxes.” During 2016, in connection with IGF’s separation of certain assets and liabilities related to IBM Credit’s financing business from IBM in the majority of countries where IGF operates, certain impaired receivables and related allowances were retained by IBM due to IBM’s ongoing collection efforts. Accordingly, these impaired receivables and related provisions were historically part of the IBM Credit business and are included in the Combined Financial Statements prior to 2016 but are not included as of December 31, 2016. For additional information, see note E, “Financing Receivables, Receivables Purchased/Participated From IBM.”

All significant intracompany transactions between IBM Credit’s businesses have been eliminated. All significant intercompany transactions between IBM Credit and IBM have been included in these Combined Financial Statements.

Net investment from member in the Combined Statement of Financial Position represents the accumulation of the company’s net income over time and net non-trade intercompany transactions between IBM Credit and IBM (for example, investments from IBM or distributions to IBM). Changes in these non-trade intercompany balances are reflected as net transfers (to)/from IBM in the financing activities section of the Combined Statement of Cash Flows.

Cash and cash equivalents primarily represents cash held locally by entities and is included in the Combined Financial Statements. The company invests a portion of its excess cash in short-term interest bearing accounts with IBM, which can be withdrawn upon demand. The cash invested with IBM is presented in other assets in the Combined Statement of Financial Position.

The Combined Financial Statements include the accounts of IBM Credit, its wholly owned subsidiaries and certain of its non-U.S. affiliates. During 2017, certain non-U.S. affiliates became legal subsidiaries of IBM Credit. Going forward, IBM Credit intends to consolidate all of its legal subsidiaries. For additional information, see note M, “Subsequent Events.”

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, expenses and other comprehensive income/(loss) (OCI) that are reported in the Combined Financial Statements. These estimates are based on management’s best knowledge of current events, historical experience, actions that the company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates. See “Critical Accounting Estimates” in Item 2 entitled “Financial Information” on page 29 for a discussion of the company’s critical accounting estimates.

Revenue

Financing revenue includes financing income attributable to direct financing leases and loans, including installment payment plans and participated receivables, used to finance the purchase of IBM and OEM IT products and services and is recognized on the accrual basis using the effective interest method over the life of the related financing receivable. Direct costs of originating these leases and loans are deferred and amortized over the term of the related financing receivables using the effective interest method and are included as part of the carrying value of the assets in the Combined Statement of Financial Position. Amortization of these direct costs is netted against financing revenue in the Combined Statement of Earnings.

Financing revenue also includes income earned from working capital financing for suppliers, distributors and resellers of IBM and OEM IT products and services, as well as purchased interests in certain of IBM’s trade accounts receivable. This income is recognized on an accrual basis using the effective interest method.

Operating lease revenue is recognized on a straight-line basis over the term of the lease. Direct costs of originating these leases are deferred and amortized on a straight-line basis over the lease term and are included as part of the carrying value of the assets in the Combined Statement of Financial Position.

Financing Receivables and Allowance for Credit Losses

Client Financing receivables include direct financing leases and loans. Leases are accounted for in accordance with lease accounting standards. Loans, including installment payment plans and participated receivables, which are generally unsecured, are primarily for software and services. Loans are recorded at amortized cost, net of allowance for credit losses, which approximate fair value. Commercial Financing receivables are carried at amortized cost, which approximate fair value. These receivables are for working capital financing to suppliers, distributors and resellers of IBM and OEM IT products and services. The company determines its allowances for credit losses on Client Financing receivables for each of the three portfolio segments: lease receivables, loan receivables and participated receivables. The company further segments each of the portfolios into three classes: Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific.

When calculating the allowances, the company considers its ability to mitigate a potential loss by repossessing leased equipment and by considering the current fair value of any other collateral. The value of the equipment is the net realizable value. The allowance for credit losses for direct financing leases, installment payment plan receivables and loans includes an assessment of the entire balance of the lease or loan, including amounts not yet due. The methodologies that the company uses to calculate its receivables reserves, which are applied consistently to its different portfolios, are as follows:

Individually Evaluated—The company reviews all financing receivables considered at risk on a quarterly basis. The review primarily consists of an analysis based upon current information available about the client, such as financial statements, news reports, published credit ratings, and current market-implied credit analysis, as well as the current economic environment, collateral net of repossession cost and prior collection history. For loans that are collateralized, impairment is measured using the fair value of the collateral when foreclosure is probable. Using this information, the company determines the expected cash flow for the receivable and calculates an estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve.

Collectively Evaluated—The company records an unallocated reserve that is calculated by applying a reserve rate to its portfolios, excluding accounts that have been individually evaluated and specifically reserved. This reserve rate is based upon credit rating, probability of default, term, characteristics (lease/loan) and loss history. Factors that could result in actual receivable losses that are materially different from the estimated reserve include sharp changes in the economy, or a significant change in the economic health of a particular client that represents a concentration in the company’s receivables portfolio.

Other Credit-Related Policies

Past Due—The company views receivables as past due when payment has not been received after 90 days, measured from the original billing date.

Impaired receivables—The company evaluates financing receivables for impairment on a quarterly basis. The company considers any receivable with an individually evaluated reserve as impaired. These receivables are subjected to credit analysis to evaluate the associated risk and, when appropriate, actions are taken to mitigate risks in these agreements which include covenants to protect against credit deterioration during the life of the obligation.

Non-Accrual—Non-accrual assets are those receivables (impaired loans or non-performing leases included in the receivables portfolio) with specific reserves and other accounts for which it is likely that the company will be unable to collect all amounts due according to original terms of the lease or loan agreement. Income recognition is discontinued on these receivables. Cash collections are first applied as a reduction to principal outstanding. Any cash received in excess of principal payments outstanding is considered interest income and is recognized as financing revenue. Receivables may be removed from non-accrual status, if appropriate, based upon changes in client circumstances, such as a sustained history of payments.

Write Off—Receivable losses are charged against the allowance in the period in which the receivable is deemed uncollectible. Subsequent recoveries, if any, are credited to the allowance. Write-offs of receivables and associated reserves occur to the extent that there is no reasonable expectation of additional collections. The company’s assessments factor in the financial condition of the client, history of collections and write-offs in specific countries and across the portfolio.

Estimated Residual Values of Lease Assets

The recorded residual values of lease assets are estimated at the inception of the lease to be the expected fair value of the assets at the end of the lease term. The residual values for capital leases are included in net investment in direct financing leases in the Combined Statement of Financial Position. Residual values for operating leases are included in equipment under operating lease.

The company periodically reassesses the realizable value of its lease residual values. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. For direct financing leases, this reduction lowers the recorded net investment and is recognized as a loss charged to financing revenue in the period in which the estimate is changed, as well as an adjustment to unearned income to reduce future-period financing income. The company has agreed to sell all equipment returned from lease to IBM at cost, which approximates fair value.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents.

Financial Instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For additional information, see note D, “Financial Instruments.” All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The company is required to classify certain assets and liabilities based on the following fair value hierarchy:

•                  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date;

•                  Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3—Unobservable inputs for the asset or liability.

Observable market data is used, if such data is available, without undue cost and effort.

When available, the company uses unadjusted quoted market prices in active markets to measure the fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation.

The determination of fair value considers various factors including interest rate yield curves and time value underlying the financial instruments. For derivatives and debt securities, the company uses a discounted cash flow analysis using discount rates commensurate with the duration of the instrument.

Income Taxes

The company’s provision for income taxes is calculated on reported income before income taxes in the Combined Financial Statements using a separate tax return method that applies the accounting guidance for income taxes to the Combined Financial Statements as if the company was a separate taxpayer.

Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws and rates.

Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized when applying the separate tax return method. In assessing the need for a valuation allowance, management considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. When the company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense in the period in which such determination is made.

The company recognizes tax liabilities when, despite the company’s belief that its tax return positions are supportable, the company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are originally measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

The company’s U.S. federal and certain state and foreign operations are included in various IBM consolidated tax returns; and, in such cases, IBM makes payments to tax authorities on the company’s behalf. IBM and the company maintain a Tax Sharing Agreement for any operations included in an IBM consolidated tax return, pursuant to which IBM charges the company for any taxes owed and reimburses the company for tax attributes generated, determined on a separate return basis.

Consistent with the Tax Sharing Agreement, where the company is part of IBM’s consolidated tax filings, the company records the initial income tax benefits associated with an uncertain tax position using its best estimate at the time the position originates and makes a final settlement of the position with IBM for the recorded amounts. Consequently, any recognition and subsequent changes in assessment about the sustainability of tax positions, including interest and penalties, are the responsibility of IBM. Because the company bears no risk associated with the sustainability of uncertain tax positions, there are no uncertain tax liabilities recorded in the Combined Financial Statements.

Where the company is not part of IBM’s consolidated tax filings, to the extent that new information becomes available that causes the company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact the company’s provision for income taxes in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in provision for income taxes.

Equipment under Operating Lease

Equipment under operating lease is carried at cost and depreciated over the lease term using the straight-line method, generally ranging from one to six years. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is based on undiscounted cash flows, and, if impaired, the asset is written down to fair value based on either discounted cash flows or appraised values.

Expense and Other Income

Selling, General and Administrative Expense

Selling, General and Administrative (SG&A) expense is charged against income as incurred. Expenses of promoting and selling financing solutions are classified as selling expense and include such items as compensation, advertising, sales commissions and travel. General and administrative expense includes such items as compensation, legal costs, office supplies, non-income taxes, insurance and office rental. In addition, a portion of SG&A is payable to IBM. For further information, see note C, “Relationship with IBM and Related Party Transactions.”

Other Income and Expense

Other income and expense includes the net gain or loss from the sale of IBM and OEM IT equipment to clients, as well as the sale of equipment to IBM upon termination of a lease. Also included are foreign currency gains and losses and fees for credit insurance.

Translation of Non-U.S. Currency Amounts

Assets and liabilities of non-U.S. combined affiliates that have a local functional currency are translated to U.S. dollars at year-end exchange rates. Translation adjustments are recorded in other comprehensive income. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

Non-monetary assets and liabilities of non-U.S. combined affiliates and branches that operate in U.S. dollars are translated at the approximate exchange rates prevailing when the company acquired the assets or liabilities. All other assets and liabilities denominated in a currency other than U.S. dollars are translated at year-end exchange rates with the transaction net gain or loss recognized in other (income) and expense. Income and expense items are translated at the weighted-average rates of exchange prevailing during the year. These translation gains and losses are included in net income for the period in which exchange rates change.

Derivative Financial Instruments

The company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The company may use derivative financial instruments to manage foreign currency exchange rate and interest rate exposures. Derivatives that the company uses are primarily foreign exchange forward contracts. All derivatives are recorded at fair value. For additional information, see note D, “Financial Instruments.”

NOTE B. ACCOUNTING CHANGES

New Standards to be Implemented

In June 2016, the Financial Accounting Standards Board (FASB) issued guidance for credit impairment based on an expected loss rather than incurred loss model. The guidance requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. The guidance is effective January 1, 2020, with a one-year early adoption permitted. The company is currently evaluating the impact of the new guidance on its combined financial results.

In February 2016, the FASB issued guidance that changes the accounting for leases. The guidance requires lessees to recognize right-of-use assets and lease liabilities for most leases in the Combined Statement of Financial Position. The guidance makes some changes to lessor accounting, including the elimination of the use of third-party residual value guarantees in the capital lease test, and overall aligns with the new revenue recognition guidance. The guidance also requires qualitative and quantitative disclosures to assess the amount, timing and uncertainty of cash flows arising from leases. The company will adopt the guidance as of the effective date of January 1, 2019. The company is currently evaluating the impact of the new guidance on its combined financial results.

The FASB issued guidance on the recognition of revenue from contracts with customers in May 2014 with amendments in 2015 and 2016. Revenue recognition will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented, or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The guidance was initially effective January 1, 2017, and early adoption was not permitted. The amended guidance provides for a one-year deferral of the effective date to January 1, 2018, with an option of applying the standard on the original effective date. The company will adopt the guidance on January 1, 2018, and will apply the cumulative catch-up transition method. The guidance is not expected to have a material impact on the combined financial results.

NOTE C. RELATIONSHIP WITH IBM AND RELATED PARTY TRANSACTIONS

IBM Credit is a captive finance company and an indirect, wholly owned subsidiary of IBM. IBM Credit generally conducts its financing activities with IBM on an arm’s-length basis, subject in certain cases, particularly with respect to originations, to commercial factors, including IBM’s relationship with a client. The following is a description of certain material relationships between IBM Credit and IBM, regarding support, operating, borrowing, licensing, service and other arrangements.

Support Agreement

Pursuant to a Support Agreement between IBM and IBM Credit, IBM has agreed to retain, directly or indirectly, beneficial ownership of at least 51 percent of the equity voting interests in the company at all times. IBM has also agreed to cause the company to have a minimum consolidated tangible net worth of at least $50 million on the last day of each of the company’s fiscal years (with consolidated tangible net worth for purposes of this discussion of the Support Agreement understood to mean (a) the total assets of IBM Credit and its combined affiliates less (b) the intangible assets and total liabilities of IBM Credit and its combined affiliates). IBM has also agreed to cause the company to maintain a leverage ratio not to exceed 11 to 1 for each of the company’s fiscal quarters (with leverage ratio for purposes of this discussion of the Support Agreement understood to mean, for any calendar quarter, IBM Credit’s debt-to-equity ratio as reported in, and calculated in the manner set forth in, IBM Credit’s periodic report covering such fiscal quarter). In the event that the company’s leverage ratio at the end of any fiscal quarter is higher than 11 to 1, then, upon demand by the company, IBM has agreed to make or cause to be made a capital contribution to the company in an amount sufficient to cause the company’s leverage ratio to not exceed 11 to 1. The Support Agreement is not a guarantee by IBM of any indebtedness, other obligation, or liability of any kind of IBM Credit.

Operating Relationship

The company originates financing with end-user clients, which are primarily IBM customers that elect to finance their acquisition of IBM’s hardware, software, and services.

For IBM Total Solution Offerings in certain countries, as well as for certain government contracts, IBM Credit is not a party to IBM’s contract with the end-user client. Instead, IBM directly provides the end-user client with the financing. Beginning in 2016, IBM Credit purchases a participation interest from IBM that represents the financing portion of such transactions and assumes the credit risk of IBM’s end-user client. The outstanding amount of these receivables, net of allowance for credit losses, was $2,423 million as of December 31, 2016 and is included in the Combined Statement of Financial Position as receivables purchased/participated from IBM. Prior to 2016, the receivables were part of financing receivables in the Combined Statements of Financial Position. These receivables earned $21 million of interest income in 2016, which is included in the Combined Statement of Earnings as financing revenue. For additional information, see note E, “Financing Receivables, Receivables Purchased/Participated from IBM.”

The company purchases interests in certain of IBM’s trade accounts receivable at a discount and assumes the associated credit risk of IBM’s client. Amounts outstanding, net of allowance for credit losses, at December 31, 2016 and 2015 were $1,474 million and $1,074 million, respectively, and are included in receivables purchased / participated from IBM in the Combined Statement of Financial Position. The finance income earned from these receivables was $39 million, $34 million and $38 million, in 2016, 2015 and 2014, respectively, and it is included in financing revenue in the Combined Statement of Earnings. For additional information, see note E, “Financing Receivables, Receivables Purchased/Participated from IBM.”

In certain countries, the company provides loans to IBM, primarily in support of IBM’s Technology Services & Cloud Platforms segment’s acquisition of IT assets, which it uses in external, revenue-producing services contracts. This financing is included in the Combined Statement of Financial Position as financing receivables from IBM. The interest income earned from these receivables was $129 million, $141 million and $136 million, in 2016, 2015 and 2014, respectively, and it is included in financing revenue in the Combined Statement of Earnings. The amount of such financings outstanding at December 31 was $3,513 million and $3,302 million for 2016 and 2015, respectively.

The company invests a portion of its excess cash in short-term interest bearing accounts with IBM, which can be withdrawn upon demand. The company’s investment of excess cash with IBM was $450 million and $46 million at year end 2016 and 2015, respectively. The higher cash position in 2016 provided additional liquidity to the newly formed affiliates. The cash on deposit with IBM is presented in other assets in the Combined Statement of Financial Position. Interest income earned from these investments during the reported periods was not material.

In addition, the company provides financing at market rates to suppliers, distributors and resellers of IBM products and services, a portion of which is supplemented by financing incentives from IBM to cover an interest free period. Fee income earned from these financing incentives under these arrangements was $142 million, $155 million, and $221 million in 2016, 2015, and 2014, respectively. These fees are included in financing revenue in the Combined Statement of Earnings and are deferred and recognized over the term of the financing arrangement.

Borrowing Relationship

The company has a credit facility with IBM that allows the company to obtain short-term and long-term funding. These loans are included in the Combined Statement of Financial Position as debt payable to IBM. At December 31, 2016 and 2015, the company had borrowings outstanding under this agreement of $26,306 million and $26,683 million, respectively. Interest expense of $301 million, $425 million and $467 million was incurred on loans from IBM during 2016, 2015, and 2014, respectively, and are included in the Combined Statement of Earnings as financing cost. For more information on short-term and long-term funding, see note G, “Borrowings.”

Services and Other Arrangements

The company sources a number of services from IBM, including functional support for collection administration, treasury, accounting, legal, tax, human resources, marketing and IT. In certain instances, IBM acts as IBM Credit’s billing and collection agent and forwards the financing payments to IBM Credit. The company also has the right to use certain IBM intangibles in its business. Where practical, allocations of the expenses incurred by IBM in the provision of these functional support services are based upon direct usage. For the remainder, where possible, expenses are allocated on measurable non-financial drivers, such as number of employees. When a clear and measurable non-financial driver cannot be established, these expenses are allocated based on a measurable financial driver, such as net margin. Management believes that these allocation methods are reasonable. In addition, the company conducts its global operations primarily from IBM leased or IBM owned facilities for which IBM charges the company for occupancy expenses by IBM based on square footage space usage with no fixed term commitment. For the support services and occupancy expenses referred to above, IBM charged the company $223 million, $190 million, and $230 million in 2016, 2015, and 2014, respectively.

The company participates in the various IBM stock-based compensation plans, including awards of Restricted Stock Units and Performance Share Units. Amounts charged by IBM to the company related to stock-based compensation expense during the periods reported were not material.

The company participates in certain multiemployer retirement-related plans that are sponsored by IBM. Charges from IBM to the company in relation to these multiemployer plans (including non-pension post-retirement benefits) are limited to service costs. The company is charged by IBM using an allocation method based on the number of employees. Contributions and any other types of costs for these multiemployer plans are the responsibility of IBM. In certain countries, the retirement-related plan obligation is owned by the company and is generally calculated using actuarial valuations. These plans are accounted for as multiple-employer plans. Under these plans, IBM manages the assets and allocates them to the company based on the company’s obligation. For additional information, see note J, “Retirement-Related Benefits.”

Expenses related to the services discussed above are included in SG&A expense in the Combined Statement of Earnings. It is not practical to estimate the actual costs that would have been incurred had IBM Credit been a separate company during the periods presented. These costs also may not be indicative of the expenses that IBM Credit will incur in the future, or would have incurred if the company had obtained these services from a third party.

The outstanding amount of accounts payable to IBM of $2,127 million and $2,542 million at December 31, 2016 and December 31, 2015 respectively, primarily relate to unsettled purchases of equipment or receivables/loans (for software and services) from IBM. This payable account is non-interest bearing and short-term in nature and is expected to be settled in the normal course of business. In 2016, $1.0 billion of the balance payable to IBM as of December 31, 2015 was settled through a non-cash, equity contribution to the company from IBM.

Tax Sharing Agreement

The company’s U.S. federal and certain state and foreign operations are included in various IBM consolidated tax returns; and, in such cases, IBM makes payments to tax authorities on the company’s behalf. IBM and the company maintain a Tax Sharing Agreement for any operations included in an IBM consolidated tax return, pursuant to which IBM charges the company for any taxes owed and reimburses the company for tax attributes generated, determined on a separate return basis.

NOTE D. FINANCIAL INSTRUMENTS

Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the company’s financial assets and financial liabilities that are measured at fair value on a recurring basis at December 31, 2016 and 2015.

(Dollars in millions)
At December 31, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$1,019	$—	$1,019
Money market funds	100	—	—	100
Total	100	1,019	—	1,119
Derivative assets (2)
Foreign exchange contracts with IBM	—	115	—	115
Total	—	115	—	115	(4)
Total assets	$100	$1,134	$—	$1,234	(4)
Liabilities:
Derivative liabilities (3)
Foreign exchange contracts with IBM	$—	$50	$—	$50
Foreign exchange contracts	—	47	—	47
Total liabilities	$—	$97	$—	$97	(4)

(1) Included within cash and cash equivalents in the Combined Statement of Financial Position.

(2) The gross balance of derivative assets contained within other assets in the Combined Statement of Financial Position at December 31, 2016 is $115 million.

(3)  The gross balance of derivative liabilities contained within other liabilities in the Combined Statement of Financial Position at December 31, 2016 is $97 million.

(4) If derivative exposures covered by a qualifying master netting agreement had been netted in the Combined Statement of Financial Position, the total derivative asset and liability positions would each have been reduced by $17 million.

(Dollars in millions)
At December 31, 2015	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents (1)
Time deposits and certificates of deposit	$—	$737	$—	$737
Money market funds	13	—	—	13
Total	13	737	—	750
Derivative assets (2)
Foreign exchange contracts with IBM	—	0	—	0
Total	—	0	—	0	(4)
Total assets	$13	$737	$—	$750	(4)
Liabilities:
Derivative liabilities (3)
Foreign exchange contracts with IBM	$—	$0	$—	$0
Total liabilities	$—	$0	$—	$0	(4)

(1) Included within cash and cash equivalents in the Combined Statement of Financial Position.

(2) The gross balance of derivative assets contained within other assets in the Combined Statement of Financial Position at December 31, 2015 is immaterial.

(3)  The gross balance of derivative liabilities contained within other liabilities in the Combined Statement of Financial Position at December 31, 2015 is immaterial.

(4) If derivative exposures covered by a qualifying master netting agreement had been netted in the Combined Statement of Financial Position, the total derivative asset and liability positions each would have been reduced by an immaterial amount.

There were no transfers between Levels 1, 2 and 3 for the years ended December 31, 2016 and 2015.

Financial Assets and Liabilities Not Measured at Fair Value

Short-Term Receivables and Payables

Short-term financing receivables are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and short-term debt (including debt payable to IBM) are financial liabilities with carrying values that approximate fair value. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy, except for short-term debt, which would be classified as Level 2.

Long-Term Receivables

Fair values are based on discounted future cash flows using current interest rates offered for similar loans to clients with similar credit ratings for the same remaining maturities. At December 31, 2016 and 2015, the difference between the carrying amount and estimated fair value for long-term receivables was immaterial. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Long-Term Debt

Fair value of publicly traded long-term debt is based on quoted market prices for the identical liability when traded as an asset in an active market. For other long-term debt, which includes debt payable to IBM, for which a quoted market price is not available, an expected present value technique that uses rates currently available to the company for debt with similar terms and remaining maturities is used to estimate fair value. The carrying amount of long-term debt (third-party debt as well as debt payable to IBM) was $10,505 million and $12,014 million and the estimated fair value is $10,760 million and $12,061 million at December 31, 2016, and December 31, 2015, respectively. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

Derivative Financial Instruments

The company operates in multiple currencies and is a lender in the global markets and borrower from IBM. In the normal course of business, the company may be exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits its exposure to core market risks by following established risk management policies and procedures and through the use of match funding from IBM. The terms of the debt payable to IBM are set by the company to substantially match the term and currency of the underlying financing assets. The company may also choose to mitigate any remaining exposure relating to interest rate changes and foreign currency fluctuations through the use of interest rate or foreign currency derivatives.

Derivative assets and liabilities are recorded in other assets and other liabilities on the Combined Statement of Financial Position and presented on a gross basis. The notional amounts of the derivative instruments do not necessarily represent amounts exchanged by the parties and are not necessarily a direct measure of the financial exposure. The company also enters into master netting agreements with certain counterparties that allow for netting of exposures in the event of default or breach. However, in the Combined Statement of Financial Position, the company does not offset derivative assets against liabilities in master netting arrangements.

Foreign Exchange Risk

The company has entered into foreign currency derivatives to manage foreign currency exposures associated with the company’s funding from IBM.

At December 31, 2016, the total notional amount and fair value amount of the foreign exchange forward contracts was $753 million and $47 million (in a liability position), respectively. The weighted-average maturity of these derivatives was less than 2 months. These derivatives were not designated as hedges for accounting purposes; however, these derivatives represent economic hedges providing an economic offset to the underlying foreign currency exposure. The losses associated with these derivatives were $46 million for the year ended December 31, 2016, and were included in other (income) and expense in the Combined Statement of Earnings. For the year ended December 31, 2015, the total notional amount and fair value amount of outstanding derivatives were not material.

At the end of the year 2016, IBM Credit entered into foreign exchange forward contracts with IBM in order to facilitate the reorganization of the company’s legal entity structure that was completed in January 2017. The total notional amount of such contracts was $10.6 billion with a weighted-average maturity of less than 1 month. These derivatives expired in early 2017 and were not replaced.

At December 31, 2016, the fair value of the mentioned foreign exchange forward contracts with IBM were in an aggregate gross asset position of $115 million and certain foreign exchange forward contracts with IBM were in an aggregate gross liability position of $50 million. These exposures were reduced by $17 million due to master netting arrangements with IBM. These derivatives were not designated as hedges for accounting purposes; however, these derivatives represent economic hedges providing an economic offset to the underlying foreign currency exposure. The net gains associated with derivatives with IBM were $115 million for the year ended December 31, 2016, and were included in other (income) and expense in the Combined Statement of Earnings. For the year ended December 31, 2015, the total notional amount and fair value amount of outstanding foreign currency derivatives with IBM were not material.

NOTE E. FINANCING RECEIVABLES, RECEIVABLES PURCHASED/PARTICIPATED FROM IBM

Financing receivables consist of Client Financing leases, loans and installment payment plans to end-user clients as well as loans to IBM for terms up to seven years. Assets financed are primarily IT products and services where IBM and the company have experience. Client Financing arrangements are priced to achieve a market yield. Financing receivables also include Commercial Financing working capital financing to suppliers, distributors and resellers of IBM and OEM IT products and services. Payment terms for working capital financing receivables generally range from 30 to 90 days.

The company purchases interests in certain of IBM’s trade accounts receivable at a discount and assumes the credit risk with IBM’s client. These receivables are primarily for IT-related products and services, which are due within 30 days, and IBM performs all servicing under these arrangements. These receivables are included within the Commercial Financing segment.

Beginning in 2016, the company began participating in receivables from IBM for certain long-term financing receivables generated from IBM’s Total Solution Offerings in certain countries, as well as for certain government contracts. These receivables are included in the Client Financing segment. The company assumes the credit risk of IBM’s clients for all purchased interests in, and participated in receivables from, IBM.

Investment in direct financing leases

(Dollars in millions)
At December 31:	2016	2015
Gross lease payments receivable	$5,985	$7,485
Estimated residual value	602	730
Deferred initial direct costs	56	66
Unearned income	(453)	(534)
Allowance for credit losses	(95)	(211)
Net investment in direct financing leases	$6,094	$7,536

The scheduled maturities of minimum lease payments outstanding for capital leases at December 31, 2016 and 2015, expressed as a percentage of the total, are approximately as follows:

Year	2016	2015
2016	—%	44%
2017	46	27
2018	29	18
2019	17	8
2020	6	3
2021 and beyond	2	0
	100%	100%

Client Financing loans and installment payment receivables

(Dollars in millions)
At December 31:	2016	2015
Gross loan payments receivable	$9,697	$13,366
Deferred initial direct costs	67	71
Unearned income	(489)	(717)
Allowance for credit losses	(125)	(373)
Net Client Financing loans and installment payment receivables	$9,150	$12,347

Commercial Financing receivables

(Dollars in millions)
At December 31:	2016	2015
Commercial financing receivables	$9,458	$8,754
Allowance for credit losses	(21)	(17)
Net Commercial Financing receivables	$9,436	$8,737

Purchased and participated receivables from IBM

(Dollars in millions)
At December 31:	2016	2015
Short-term purchased receivables from IBM	$1,496	$1,097
Allowance for credit losses on purchased receivables	(22)	(24)
Long-term participated receivables from IBM	2,436	N/A
Allowance for credit losses on participated receivables	(13)	N/A
Net purchased and participated receivables from IBM	$3,897	$1,074

The company utilizes certain of its financing receivables as collateral for nonrecourse borrowings. Financing receivables pledged as collateral for borrowings were $689 million and $545 million at December 31, 2016, and December 31, 2015, respectively.

The company did not have any financing receivables held for sale as of December 31, 2016, and December 31, 2015.

Financing Receivables by Portfolio Segment

The following tables present Client Financing receivables on a gross basis, excluding the allowance for credit losses and residual value, by portfolio segment and by class, excluding Commercial Financing receivables and other miscellaneous financing receivables at December 31, 2016, and December 31, 2015. Commercial Financing receivables and purchased receivables from IBM are excluded from the presentation of financing receivables by portfolio segment as they are short term in nature and the current estimated risk of loss and resulting impact to the company’s financing results are not material. The company determines its allowance for credit losses based on three portfolio segments: lease receivables, loan receivables and participated receivables from IBM, and further segments the portfolio into three classes: Americas, EMEA and Asia Pacific.

(Dollars in millions)
At December 31, 2016:	Americas	EMEA	Asia Pacific	Total
Financing receivables
Lease receivables	$3,693	$798	$1,098	$5,588
Loan receivables	5,678	2,284	1,313	9,275
Participated receivables from IBM	479	1,061	896	2,436
Ending balance	$9,850	$4,142	$3,307	$17,299
Collectively evaluated for impairment	$9,755	$4,132	$3,251	$17,139
Individually evaluated for impairment	$95	$10	$55	$160

Allowance for credit losses
Beginning balance at January 1, 2016
Lease receivables	$52	$16	$143	$211
Loan receivables	122	51	200	373
Total	$174	$68	$343	$584
Receivable write-offs	$(13)	$(19)	$(79)	$(111)
Recoveries	2	0	—	2
Provision for credit losses	69	4	(16)	57
Foreign currency translation adjustment	14	0	(17)	(3)
Other	(86)	(37)	(174)	(297)
Ending balance at December 31, 2016	$160	$16	$58	$233
Lease receivables	$38	$2	$55	$95
Loan receivables	$113	$11	$0	$125
Participated receivables from IBM	$8	$3	$2	$13

Collectively evaluated for impairment	$71	$13	$7	$91
Individually evaluated for impairment	$88	$3	$50	$142

Write-offs of lease receivables and loan receivables were $78 million and $33 million, respectively, in 2016. Provisions for credit losses recorded for lease receivables, loan receivables and participated receivables from IBM were $11 million, $34 million and $13 million, respectively, in 2016. The amount reported in “Other,” in the table above, which is primarily loans, reflects the reduction in allowance for credit losses in 2016 associated with certain impaired receivables that were retained by IBM due to IBM’s ongoing collection efforts. For additional information, see note A, “Significant Accounting Policies.”

(Dollars in millions)
At December 31, 2015:	Americas	EMEA	Asia Pacific	Total
Financing receivables:
Lease receivables	$4,266	$1,345	$1,407	$7,018
Loan receivables	6,527	3,679	2,514	12,720
Ending balance	$10,793	$5,024	$3,920	$19,737
Collectively evaluated for impairment	$10,674	$4,963	$3,570	$19,207
Individually evaluated for impairment	$119	$61	$351	$531

Allowance for credit losses
Beginning balance at January 1, 2015
Lease receivables	$35	$23	$104	$161
Loan receivables	120	53	216	390
Total	$155	$76	$320	$551
Receivable write-offs	$(3)	$(12)	$(45)	$(61)
Recoveries	2	0	—	2
Provision for credit losses	44	11	87	142
Foreign currency translation adjustment	(25)	(8)	(19)	(51)
Other	2	0	(0)	1
Ending balance at December 31, 2015	$174	$68	$343	$584
Lease receivables	$52	$16	$143	$211
Loan receivables	$122	$51	$200	$373

Collectively evaluated for impairment	$55	$16	$8	$80
Individually evaluated for impairment	$118	$52	$335	$505

Write-offs of lease receivables and loan receivables were $22 million and $39 million, respectively, in 2015. Provisions for credit losses recorded for lease receivables and loan receivables were $88 million and $54 million, respectively, in 2015.

When determining the allowances, financing receivables are evaluated either on an individual or a collective basis. For individually evaluated receivables, the company determines the expected cash flow for the receivable and calculates an estimate of the potential loss and the probability of loss. For those accounts in which the loss is probable, the company records a specific reserve. In addition, the company records an unallocated reserve that is determined by applying a reserve rate to its different portfolios, excluding accounts that have been specifically reserved. This reserve rate is based upon credit rating, probability of default, term, characteristics (lease/loan) and loss history.

Financing Receivables on Non-Accrual Status

The following table presents the recorded investment in financing receivables which were on non-accrual status at December 31, 2016 and 2015, respectively. Financing receivables from IBM are short term receivables that the company considers collectable and without third party risk, as such, these receivables are not included in the non-accrual status reported.

(Dollars in millions)
At December 31:	2016	2015
Lease receivables
Americas	$15	$22
EMEA	2	0
Asia Pacific	11	42
Total lease receivables	$28	$64

Loan receivables
Americas	$87	$77
EMEA	5	2
Asia Pacific	1	22
Total loan receivables	$93	$101
Total receivables	$121	$165

There were no participated receivables from IBM on non-accrual in 2016.

Impaired Receivables

The company considers any receivable with an individually evaluated reserve as an impaired receivable based on current information and events. Depending on the level of impairment, receivables will also be placed on non-accrual status.

The decline in recorded investment and related allowance in 2016, as compared to 2015, reflects certain impaired receivables and associated allowances that were retained by IBM due to IBM’s ongoing collection efforts. For additional information, see note A, “Significant Accounting Policies.”

The following tables present impaired receivables.

(Dollars in millions)	At December 31, 2016		At December 31, 2015
	Recorded Investment	Related Allowance	Recorded Investment	Related Allowance
Americas	$95	$88	$119	$118
EMEA	10	3	61	52
Asia Pacific	55	50	350	335
Total	$160	$142	$531	$505

	At December 31, 2016			At December 31, 2015
	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized on Cash Basis
Americas	$134	$0	$—	$111	$0	$—
EMEA	50	0	—	63	0	—
Asia Pacific	272	0	—	363	0	—
Total	$456	$0	$—	$538	$0	$—

Credit Quality Indicators

The company’s credit quality indicators, which are based on rating agency data, publicly available information and information provided by clients, as well as other information, are reviewed periodically based on the relative level of risk.

The resulting indicators are a numerical rating system that maps to Moody’s Investors Service credit ratings as shown below.

The company uses information provided by Moody’s, where available, as one of many inputs in its determination of client credit ratings.

The following tables present the net recorded investment for each class of receivables, by credit quality indicator, at December 31, 2016 and 2015. Receivables with a credit quality indicator ranging from Aaa to Baa3 are considered investment grade. All others are considered non-investment grade. In certain circumstances, the company may mitigate credit risk through arrangements with third parties, including credit insurance, financial guarantees, or nonrecourse borrowings. The credit quality indicators do not reflect these mitigation actions.

	Lease Receivables			Loan Receivables			Participated Receivables with IBM
(Dollars in millions)			Asia			Asia			Asia
At December 31, 2016:	Americas	EMEA	Pacific	Americas	EMEA	Pacific	Americas	EMEA	Pacific
Credit Ratings:
Aaa — Aa3	$432	$35	$44	$658	$99	$55	$56	$46	$38
A1 — A3	757	77	403	1,152	220	507	97	102	345
Baa1 — Baa3	747	250	273	1,137	713	344	96	332	234
Ba1 — Ba2	796	239	153	1,211	682	193	102	317	131
Ba3 — B1	555	141	88	845	404	111	71	188	76
B2 — B3	287	48	69	437	139	87	37	64	60
Caa — D	81	6	12	123	17	15	10	8	10
Total	$3,655	$796	$1,042	$5,565	$2,273	$1,313	$471	$1,058	$894

	Lease Receivables			Loan Receivables
(Dollars in millions)			Asia			Asia
At December 31, 2015:	Americas	EMEA	Pacific	Americas	EMEA	Pacific
Credit Ratings:
Aaa — Aa3	$458	$72	$46	$696	$195	$83
A1 — A3	991	111	408	1,507	304	747
Baa1 — Baa3	948	466	398	1,441	1,273	728
Ba1 — Ba2	885	358	191	1,345	976	350
Ba3 — B1	403	215	100	613	588	183
B2 — B3	442	81	82	672	221	150
Caa — D	87	26	40	132	71	73
Total	$4,214	$1,329	$1,263	$6,405	$3,628	$2,314

Past Due Financing Receivables

The company considers financing receivables past due when any installment is over 90 days past due. The following table summarizes receivables by aging category, where fully reserved receivables are excluded. The past due aging categories represent only the portion of a financing receivable which is past due. Current financing receivables represent total financing receivables excluding receivables which are past due for greater than 90 days and fully reserved receivables. Financing receivables past due for greater than 90 days and accruing represent the total billed and unbilled value at a contract level for receivables with outstanding installments greater than 90 days past due. Payments are received monthly from IBM for receivables participated in by IBM Credit. For participated receivables past due over 90 days, amounts collected from IBM associated with the amounts past due over 90 days and unpaid by the end-user client are returned to IBM. Amounts returned to IBM during the periods reported were not material.

						Recorded
	Total	Total	Current	Total	Total	Investment
(Dollars in millions)	Past Due	Past Due	Past Due	Financing	Financing	> 90 days and
At December 31, 2016	31-60 days (1)	61-90 days (1)	> 90 days (1)	Receivables	Receivables	accruing (2)
Lease receivables
Americas	$9	$4	$8	$3,666	$3,693	$37
EMEA	3	2	2	790	798	6
Asia Pacific	1	1	11	1,041	1,098	37
Total lease receivables	$13	$7	$20	$5,497	$5,588	$80
Loan receivables
Americas	$15	$7	$12	$5,639	$5,678	$57
EMEA	8	5	5	2,273	2,284	14
Asia Pacific	—	—	4	1,308	1,313	42
Total loan receivables	$23	$12	$20	$9,220	$9,275	$113
Participated receivables with IBM
Americas	N/A	N/A	$—	$479	$479	$—
EMEA	N/A	N/A	—	1,060	1,060	—
Asia Pacific	N/A	N/A	—	896	896	—
Total participated receivables with IBM	N/A	N/A	$—	$2,436	$2,436	$—
Total receivables	$36	$18	$41	$17,152	$17,299	$195

N/A - Not applicable

(1) Only the portion of a financing receivable which is greater than 90 days past due, excluding amounts that are fully reserved

(2) At a contract level, which includes total billed and unbilled amounts for aged financing receivables greater than 90 days

						Recorded
	Total	Total	Total	Current	Total	Investment
(Dollars in millions)	Past Due	Past Due	Past Due	Financing	Financing	> 90 days and
At December 31, 2015	31-60 days (1)	61-90 days (1)	> 90 days (1)	Receivables	Receivables	accruing (2)
Lease receivables
Americas	$15	$13	$16	$4,226	$4,266	$142
EMEA	2	0	1	1,313	1,345	2
Asia Pacific	3	0	18	1,243	1,407	21
Total lease receivables	$19	$14	$35	$6,782	$7,018	$164
Loan receivables
Americas	$13	$10	$16	$6,424	$6,527	$192
EMEA	6	1	1	3,645	3,679	4
Asia Pacific	2	3	20	2,300	2,514	16
Total loan receivables	$21	$15	$37	$12,369	$12,720	$213
Total receivables	$40	$28	$72	$19,152	$19,737	$377

(1) Only the portion of a financing receivable which is greater than 90 days past due, excluding amounts that are fully reserved

(2) At a contract level, which includes total billed and unbilled amounts for aged financing receivables greater than 90 days

Troubled Debt Restructuring

The company assessed all restructurings during the periods presented and determined that there were no significant troubled debt restructurings for the years ended December 31, 2016, 2015 and 2014.

NOTE F. EQUIPMENT UNDER OPERATING LEASE

Equipment under operating lease consists primarily of lease contracts for IT equipment. Equipment under operating lease, net of accumulated depreciation as of December 31, 2016 and 2015 is as follows:

(Dollars in millions)
At December 31:	2016	2015
Equipment under operating lease, at cost	$1,005	$1,271
Less: Accumulated depreciation	(499)	(670)
Equipment under operating lease, net	$506	$602

NOTE G. BORROWINGS

The company may, at times, pledge financing receivables as collateral for non-recourse short-term and long-term borrowings. The amount of such non-recourse borrowings are reflected in the short-term and long-term debt tables below.

Short-Term Debt

(Dollars in millions)
At December 31:	2016	2015
Debt	$44	$33
Debt payable to IBM	16,481	15,202
Total	$16,525	$15,235

The weighted-average interest rate for debt was 12.2 percent and 11.1 percent at December 31, 2016, and December 31, 2015, respectively, and relates primarily to borrowings in Latin America. The weighted-average interest rate for debt payable to IBM was 0.8 percent and 0.6 percent at December 31, 2016, and December 31, 2015, respectively. Short-term financing receivables pledged as collateral for these borrowings was $8 million at December 31, 2016, and $11 million at December 31, 2015.

Long-Term Debt

(Dollars in millions)
At December 31:	2016	2015
Debt	$681	$533
Debt payable to IBM	9,824	11,480
Total	$10,505	$12,014

The weighted-average interest rate for debt was 6.8 percent and 3.1 percent at December 31, 2016, and December 31, 2015, respectively. The increase in the weighted-average interest rate was driven by non-recourse borrowings in Brazil. Debt is primarily comprised of non-recourse borrowings where the company utilizes certain of its financing receivables as collateral. Long-term financing receivables pledged as collateral for these borrowings were $681 million at December 31, 2016, and $533 million at December 31, 2015, and relate primarily to borrowings in the U.S. and Latin America.

At December 31, 2016, debt had interest rates that ranged from 1.4 percent to 14.5 percent. Interest rates associated with non-recourse borrowings, which represents the high end of the interest rate range noted above, are reflective of the implicit rate of the underlying client receivables assigned to a third party. Debt payable to IBM reflects the rate at which the company can borrow, which represents the low end of the interest rate range noted above.

The weighted-average interest rate for debt payable to IBM was 1.0 percent and 2.4 percent at December 31, 2016, and

December 31, 2015, respectively. In 2016, debt payable to IBM had interest rates that ranged from 0.2 percent to 2.5 percent.

Contractual maturities of long-term debt outstanding at December 31, 2016, are as follows:

(Dollars in millions)						2022 and
At December 31:	2017	2018	2019	2020	2021	beyond	Total
Debt	$301	$221	$119	$30	$9	$1	$681
Debt payable to IBM	3,611	3,053	1,450	1,415	185	110	9,824
Total	$3,912	$3,274	$1,569	$1,445	$195	$111	$10,505

Interest on Debt

The company recognized interest expense of $364 million in 2016, $466 million in 2015 and $514 million in 2014, of which $301 million, $425 million and $467 million was interest expense on debt payable to IBM, respectively.

Lines of Credit

The company has committed lines of credit in some of the geographies which are not significant in the aggregate. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

NOTE H. CONTINGENCIES AND COMMITMENTS

Contingencies

The company is or may be involved in a variety of ongoing claims, demands, suits, investigations, tax matters and proceedings that arise in the ordinary course of its business. Certain of these actions and proceedings are similar to suits filed against other financial institutions and captive finance companies. These include collection and bankruptcy proceedings related to its leases and loans and proceedings concerning client allegations of wrongful repossession or defamation of credit.

In accordance with the relevant accounting guidance, the company provides disclosures of matters for which the likelihood of material loss is at least reasonably possible. In addition, the company also discloses matters based on its consideration of other matters and qualitative factors, including the experience of other companies in the industry, and investor, client and employee relations considerations.

The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The company reviews claims, suits, investigations and proceedings at least quarterly, and decisions are made with respect to recording or adjusting provisions and disclosing reasonably possible losses. As of December 31, 2016, there were no matters for which the likelihood of material loss is at least reasonably possible.

Commitments

The company’s extended lines of credit to third-party entities include unused amounts of $6,174 million and $4,989 million at December 31, 2016, and December 31, 2015, respectively. These amounts were available to the company’s Commercial Financing suppliers, distributors and resellers to support additional loan advances, or purchases of factored receivables, to meet their working capital liquidity needs. In addition, the company has committed to provide future financing to its clients in connection with client purchase agreements for approximately $404 million and $2,087 million at December 31, 2016, and December 31, 2015, respectively.

NOTE I. TAXES

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
Income from continuing operations before income taxes:
U.S. operations	$259	$338	$361
Non-U.S. operations	460	445	414
Total income from continuing operations before income taxes	$719	$783	$775

The income from continuing operations provision for income taxes by geographic operations is as follows:

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
Continuing operations provision for income taxes:
U.S. operations	$100	$132	$140
Non-U.S. operations	122	179	128
Total continuing operations provision for income taxes	$222	$311	$268

The components of the income from continuing operations provision for income taxes/(benefits) by taxing jurisdiction are as follows:

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
U.S. Federal:
Current	$156	$162	$285
Deferred	(73)	(52)	(169)
Total	$83	$109	$117

U.S. State and local:
Current	$32	$33	$58
Deferred	(15)	(11)	(35)
Total	$17	$22	$24

Non-U.S.:
Current	$176	$237	$201
Deferred	(55)	(58)	(73)
Total	$122	$179	$128

Total continuing operations provision for income taxes	$222	$311	$268

Discontinued operations provision for income taxes	$85	$166	$134

Total taxes included in net income	$307	$477	$402

A reconciliation of the statutory U.S. federal tax rate to the company’s effective tax rate from continuing operations is as follows:

For the year ended December 31:	2016	2015	2014
Statutory rate	35.0%	35.0%	35.0%
Foreign tax differential	(4.7)%	(4.6)%	(4.9)%
State and local	1.6%	1.9%	2.1%
Valuation allowance	(0.8)%	7.6%	2.8%
Other	(0.3)%	(0.2)%	(0.3)%
Effective rate on continuing operations	30.8%	39.7%	34.6%

The component reflected within the tax rate reconciliation table above labeled “Foreign tax differential” includes the effects of foreign subsidiaries’ earnings taxed at rates other than the U.S. statutory rate.

The 2016 continuing operations effective tax rate decreased 8.9 points from 2015. The 2015 continuing operations effective tax rate increased 5.1 points from 2014. In each case, the change was largely due to the establishment of certain foreign valuation allowances in 2015.

The effect of tax law changes on deferred tax assets and liabilities did not have a material impact on the company’s effective tax rate.

The significant components of deferred tax assets and liabilities recorded in other assets and tax liabilities, respectively in the Combined Statement of Financial Position are as follows:

Deferred Tax Assets

(Dollars in millions)
At December 31:	2016	2015
Bad debt reserves	$57	$130
Leases	103	66
Depreciation	9	35
Foreign tax loss/credit carryforwards	76	25
Other	54	27
Gross deferred tax assets	$299	$283
Less: valuation allowance	(89)	(81)
Net deferred tax assets	$210	$202

Deferred Tax Liabilities

(Dollars in millions)
At December 31:	2016	2015
Leases	$463	$597
Other	13	11
Gross deferred tax liabilities	$477	$608

The loss carryforwards as of December 31, 2016 and 2015 were $76 million and $25 million (tax effected), respectively, with substantially all of these carryforwards available for at least two and up to five years.

The valuation allowances as of December 31, 2016, 2015 and 2014 were $89 million, $81 million and $21 million, respectively. The amounts principally apply to loss carryforwards, credits and timing differences. In the opinion of management, it is more likely than not that these assets will not be realized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

The company is subject to taxation in the U.S. and various state and foreign jurisdictions. With respect to the company’s U.S. federal and certain state and foreign operations that are included in applicable IBM consolidated tax returns, pursuant to the

Tax Sharing Agreement, any subsequent changes to the company’s income tax liability as a result of tax examinations are the responsibility of IBM. Therefore, any recognition and subsequent changes in assessment about the sustainability of related tax positions, including interest and penalties, have been allocated to IBM. As such, there have been no uncertain tax liabilities recorded in the Combined Financial Statements as the company bears no risk associated with any subsequent change in the sustainability of uncertain tax positions.

For the company’s separate income tax return filings, the company is generally no longer subject to tax examinations for years prior to 2011. There are no uncertain tax positions recorded in the Combined Financial Statements related to separate income tax return filers.

Interest accrued relating to income taxes in the years ended December 31, 2016, 2015 and 2014 was immaterial.

Consistent with IBM’s policies, it is the company’s policy to indefinitely reinvest the undistributed earnings of its non-U.S. operations. Therefore, the company has not provided deferred taxes on the allocation of IBM’s historical undistributed earnings of $21.2 billion to the company, which the company has invested in its non-U.S. assets. However, the company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S. tax liability upon such repatriation. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings or any other related deferred tax associated with investments in non-U.S. operations is not practicable.

NOTE J. RETIREMENT-RELATED BENEFITS

IBM Credit employees are eligible to participate in IBM’s retirement plans. Retirement-related plans are accounted for as multiemployer or multiple-employer plans as required by local regulations.

Multiemployer Plans:

For multiemployer plans, IBM allocates charges to the company based on the number of employees. The charges related to multiemployer plans are recorded in the company’s operating results in the Combined Statement of Earnings. The amounts of (income) or expense attributed to the company by IBM for the years ended December 31, 2016, 2015 and 2014 were not material.

Charges from IBM to the company in relation to these plans (including non-pension, post-retirement benefits) are limited to service costs. Contributions and any other types of costs are the responsibility of IBM.

Multiple-employer Plans:

For multiple-employer plans (mainly Germany, Japan and Spain) assets and obligations are based on actuarial valuations or allocations and are recorded in the Combined Statement of Financial Position. The net liability for multiple-employer plans for the years ended 2016 and 2015 were $39 million and $35 million, respectively. The gross asset and projected benefit obligation (PBO) balances were as follows:  $27 million in assets and $66 million in PBO for 2016, and $28 million in assets and $63 million in PBO for 2015. Actuarial losses in Accumulated Other Comprehensive Income at December 31, 2016 and 2015 were $9 million in each year, respectively. Any gains or losses recorded to Accumulated Other Comprehensive Income in each of the reported periods were not material.

Costs related to multiple-employer plans are recorded in the company’s operating results in the Combined Statement of Earnings. The total cost for multiple-employer plans for years ended December 31, 2016, 2015 and 2014 were $5.2 million, $6.9 million and $6.5 million, respectively.

NOTE K. SEGMENT INFORMATION

The company’s operations consist of two business segments: Client Financing and Commercial Financing. The segments represent components of the company for which separate financial information is available that is utilized on a regular basis by the chief operating decision maker in determining how to allocate resources and evaluate performance.

The company is organized on the basis of its financing offerings. The company’s reportable segments are business units that offer different financing solutions based upon the needs of the company’s clients. The segment’s assets are defined by income generating assets within each operating segment and do not represent total assets of the company.

Information about each segment’s business and the financing services that generate each segment’s revenue is located in Item 1 entitled “Business” starting on page 4 and in the “Segment Details” section within Item 2 entitled “Financial Information” on page 18.

The segments include an allocation of interest expense and SG&A expense by the company to each of its operating segments. Interest expense is allocated based on the average assets of each segment. SG&A expense is allocated based on a measurable financial driver, such as net margin.

(Dollars in millions)	Client	Commercial	Total
At December 31, 2016	Financing	Financing	Segments
Revenue	$1,455	$385	$1,840
Pre-tax income from continuing operations	564	155	719
Depreciation of equipment under operating lease	307	—	307
Financing cost (interest expense)	261	102	364
Provision for credit losses	57	14	72
Assets	21,687	10,911	32,597

(Dollars in millions)	Client	Commercial	Total
At December 31, 2015	Financing	Financing	Segments
Revenue	$1,714	$359	$2,074
Pre-tax income from continuing operations	620	163	783
Depreciation of equipment under operating lease	378	—	378
Financing cost (interest expense)	346	120	466
Provision for credit losses	142	(9)	133
Assets	23,787	9,811	33,598

(Dollars in millions)	Client	Commercial	Total
At December 31, 2014	Financing	Financing	Segments
Revenue	$1,973	$421	$2,394
Pre-tax income from continuing operations	577	198	775
Depreciation of equipment under operating lease	488	—	488
Financing cost (interest expense)	390	125	514
Provision for credit losses	245	(4)	241
Assets	26,556	9,630	36,186

(Dollars in millions)
Reconciliation of IBM Credit as reported	2016	2015	2014
Assets
Total Reportable Segments	$32,597	$33,598	$36,186
Cash and cash equivalents	1,772	1,487	1,301
Deferred taxes	133	136	120
Derivatives	115	—	—
Other	662	366	522
Total combined assets from continuing operations	$35,279	$35,586	$38,128

Geographic Information

The following provides information for those countries that are 10 percent or more of the specific category.

Revenue*

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
United States	$540	$610	$681
Brazil	173	293	332
Other countries	1,128	1,171	1,382
Total revenue	$1,840	$2,074	$2,394

* Revenues are generally attributed to countries based on the location of the client.

Financing receivables, net of allowance for credit losses

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
United States	$10,765	$10,675	$10,527
Brazil	1,202	1,456	3,088
Other countries	12,714	16,488	16,681
Total net financing receivables	$24,681	$28,620	$30,297

Equipment under operating lease, net of depreciation

(Dollars in millions)
For the year ended December 31:	2016	2015	2014
United States	$129	$208	$304
Other countries	377	393	465
Total equipment under operating lease - net	$506	$602	$769

NOTE L. DISCONTINUED OPERATIONS

On December 31, 2016, the company divested its remanufacturing and remarketing business in the U.S. to IBM for $121 million. There was no gain or loss recognized on the divestiture and it was settled by cash payment from IBM during the first quarter of 2017, following a contractual asset valuation true-up period.

The company’s Combined Statement of Cash Flows includes the cash generated by the divestiture of the business. Cash provided by operating activities of the divested business was $120 million, $273 million and $210 million in the years 2016, 2015 and 2014, respectively.

The remanufacturing and remarketing business included used equipment returned from lease transactions and surplus equipment acquired from IBM or other companies. These assets were refurbished or upgraded and sold or leased directly to IBM’s or IBM Credit’s new or existing end-user clients, as well as to resellers.

The company performed a qualitative and quantitative assessment of the disposal of the U.S. remanufacturing and remarketing business to assess its qualification and treatment as a discontinued operation. The company concluded that the divestiture represented a significant strategic shift in the company’s operations which will have a material effect on the future financial results of the company. As a result, the U.S. remanufacturing and remarketing business results are presented as discontinued operations for all periods reported in the Combined Financial Statements.

Following the divestiture of the remanufacturing and remarketing business, the company has agreed to sell to IBM at cost, which approximates fair value, all equipment that is returned to the company at termination of a lease.

Assets included as part of discontinued operations:

(Dollars in millions)	2015
Inventories	91
Other	14
Total assets included as part of discontinued operation	$105

Liabilities included as part of discontinued operations:

(Dollars in millions)	2015
Accounts payable to IBM	$182
Other	11
Total liabilities included as part of discontinued operation	$192

Profit / (loss) from discontinued operations:

(Dollars in millions)	2016	2015	2014
Revenue	$583	$891	$747
Cost of sales	300	407	339
Selling, general, and administrative expense	66	63	69
Income from discontinued operations before income taxes	$217	$421	$340
Provision for income taxes	85	166	134
Net income from discontinued operations - net of tax	$131	$255	$206

NOTE M. SUBSEQUENT EVENTS

The Combined Financial Statements of IBM Credit are derived from the Consolidated Financial Statements of IBM, which issued its financial statements for the year ended December 31, 2016 on February 28, 2017. Accordingly, the company has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 28, 2017. Additionally, IBM Credit has evaluated transactions and other events that occurred through the issuance of these Combined Financial Statements, May 5, 2017, for purposes of disclosure of unrecognized subsequent events.

In 2017, IBM Global Financing’s legal entity structure was reorganized globally to consolidate Client Financing and Commercial Financing under IBM Credit. Consolidating the financing business under this new structure is intended to drive operational benefits for the company.

The company ended 2016 with a debt-to-equity ratio of approximately 7 to 1. In 2017, the company increased debt payable to IBM and made distributions to IBM, which resulted in an increase in the debt-to-equity ratio to approximately 9 to 1. The company has access to the short-term commercial paper market and the medium-term and long-term debt markets through IBM. The company intends to incur additional third-party debt later in 2017 while maintaining a target debt-to-equity ratio of 9 to 1.

During 2017, certain non-U.S. affiliates became legal subsidiaries of IBM Credit. Going forward, IBM Credit intends to consolidate all of its legal subsidiaries.

On May 2, 2017, IBM Credit signed a Support Agreement with IBM. For additional information, see note C, “Relationship with IBM and Related Party Transactions.”

SCHEDULE II

IBM CREDIT LLC AND ITS COMBINED AFFILIATES

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31:

(Dollars in millions)

	Balance at				Balance at
	Beginning				End
Description	of Period	Additions (1)	Write-offs (2)	Other (3)	of Period
Allowance For Credit Losses:
2016	$626	$72	$(111)	$(309)	$277

2015	$608	$133	$(60)	$(55)	$626

2014	$415	$241	$(25)	$(24)	$608

(1)         Additions for Allowance for Credit Losses are charged to expense accounts.

(2)         See note A, “Significant Accounting Policies” for additional information regarding write-offs.

(3)         In 2016, the amount in “Other” reflects the reduction in allowance for credit losses associated with certain impaired receivables that were retained by IBM due to IBM’s ongoing collection efforts. In addition, the amount in “Other” also comprises currency translation adjustments in all periods reported. For additional information, see note A, “Significant Accounting Policies.”

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

IBM CREDIT LLC

By:	/s/ Adam Wilson

Adam Wilson
Vice President, Finance

May 5, 2017

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

3.1	Certificate of Conversion of IBM Credit LLC, dated as of January 1, 2003
3.2	Amended and Restated Limited Liability Company Agreement of IBM Credit LLC, dated as of April 24, 2017
10.1	Support Agreement, dated as of May 2, 2017, between International Business Machines Corporation and IBM Credit LLC
10.2	Tax Sharing Agreement, dated as of March 1, 2017, between International Business Machines Corporation and IBM Credit LLC
12	Earnings from Continuing Operations to Fixed Charges